Exhibit 99.6

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2024

March 5, 2025

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2024

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

TABLE OF CONTENTS

PRESENTATION	2

FORWARD-LOOKING STATEMENTS	2

ACCOUNTING POLICIES	4

NON-IFRS MEASURES	4

BUSINESS OVERVIEW	7

HIGHLIGHTS	9

OUTLOOK	10

ENVIRONMENTAL, SOCIAL AND GOVERNANCE	12

BUSINESS PERFORMANCE MEASURES	15

SELECTED QUARTERLY FINANCIAL INFORMATION	21

SELECTED ANNUAL FINANCIAL INFORMATION	23

REVIEW OF SELECTED OPERATING INFORMATION	24

RECONCILIATION OF NON-IFRS MEASURES	31

LIQUIDITY AND CAPITAL RESOURCES	33

CONTRACTUAL COMMITMENTS	35

UNITHOLDERS EQUITY AND DISTRIBUTIONS	35

INVESTMENT PROPERTY PORTFOLIO	37

INVESTMENT PROPERTY VALUATION	37

CASH FLOWS	38

UNITS OUTSTANDING	39

TRANSACTIONS WITH RELATED PARTIES	39

CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS	40

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING	40

FINANCIAL RISK MANAGEMENT	41

RISK FACTORS	42

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2024

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

PRESENTATION

This Management’s Discussion and Analysis (“MD&A”) of BSR Real Estate Investment Trust (the “REIT”, “we” and “our”) is prepared as of March 5, 2025, and outlines the REIT’s operating strategies, risk profile considerations, business outlook and analysis of its results of operations and financial condition for the three months and year ended December 31, 2024.

The REIT is an unincorporated, open-ended real estate investment trust established pursuant to a declaration of trust of the REIT dated January 9, 2018, under the laws of the Province of Ontario, which was amended and restated on May 11, 2022 (the “Declaration of Trust”). The principal business of the REIT is to acquire and operate multi-family residential rental properties across the United States. The operations of the REIT commenced on May 18, 2018 when it completed an initial public offering ("IPO") and indirectly acquired an interest in BSR Trust, LLC (“BSR”) and 47 garden-style, multi-family communities.

This MD&A should be read in conjunction with the REIT’s consolidated financial statements and accompanying notes for the year ended December 31, 2024, prepared in accordance with IFRS Accounting Standards (“IFRS”), as issued by the International Accounting Standards Board (the “IASB”).

All amounts are stated in thousands of U.S. dollars, unless otherwise noted. Financial data has been prepared in accordance with IFRS and its interpretations adopted by the IASB. This MD&A has been prepared based on information available to management as of March 5, 2025. Additional information about the REIT, including the REIT’s current annual information form in respect of the year ended December 31, 2024 (the “AIF”), can be found on SEDAR+ at www.sedarplus.ca or on the REIT’s website at www.bsrreit.com.

The registered office of the REIT is at 333 Bay Street, Suite 3400, Toronto, Ontario. The Units trade on the Toronto Stock Exchange (the “TSX”) in U.S. dollars under the symbol “HOM.U” and in Canadian dollars under the symbol “HOM.UN”. Until their redemption on January 3, 2025, the REIT’s convertible unsecured subordinated debentures (the “Convertible Debentures”) were listed and trade on the TSX in U.S. dollars under the symbol “HOM.DB.U”.

FORWARD-LOOKING STATEMENTS

This MD&A of the REIT contains “forward-looking information” as defined under Canadian securities laws (collectively, “forward-looking statements”). This document should be read in conjunction with material contained in the REIT’s current consolidated financial statements along with the REIT’s other publicly filed documents. Forward-looking statements appear in this MD&A and include, but are not limited to, statements which reflect management’s expectations regarding objectives, plans, goals, strategies, future growth, results of operations, performance, business prospects, opportunities for the REIT (including exit or sale plans, acquisitions, portfolio expansion, capital recycling, capital redevelopment, property stabilizations and rental rate increases), macroeconomic and industry trends (including those relating to job growth, population growth, vacancy and home ownership rates) as well as any other forward-looking statements made within this MD&A. The words “plans”, “expects”, “does not expect”, “goals”, “seek”, “strategy”, “future”, “estimates”, “intends”, “anticipates”, “does not anticipate”, “projected”, “believes” or variations of such words and phrases or statements to the effect that certain actions, events or results “may”, “will”, “could”, “would”, “should”, “might”, “likely”, “occur”, “be achieved” or “continue” and similar expressions identify forward-looking statements. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking statements. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

Such forward-looking statements are qualified in their entirety by the inherent risks, uncertainties and changes in circumstances surrounding future expectations which are difficult to predict and many of which are beyond the control of the REIT.

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2024

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

Forward-looking statements are necessarily based on estimates and assumptions that, while considered reasonable by management of the REIT as of the date of this MD&A, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The REIT’s estimates, beliefs and assumptions, which may prove to be incorrect, include the various assumptions set forth herein, including, but not limited to, assumptions relating to the REIT’s future growth potential, results of operations, demographic and industry trends, no changes in legislative or regulatory matters, the tax laws as currently in effect, a gradual recovery and growth of the general economy over and 2025, lease renewals and rental increases, the ability to re-lease or find new tenants, the timing and ability of the REIT to sell and acquire certain properties, project costs and timing, a continuing trend toward land use intensification at reasonable costs and development yields, including residential development in urban markets, access to equity and debt capital markets to fund, at acceptable costs, future capital requirements and to refinance debts as they mature, the availability of investment opportunities for growth in the REIT’s target markets, the valuations to be realized on property sales relative to current IFRS values, the market price of the Units, and with respect to the Contribution Transaction and Direct Asset Sale Transaction, the satisfaction of all closing conditions therefor; the receipt of all approvals therefor; the closing and anticipated timing thereof; full participation in the Class B Unit exchange under the Contribution Transaction; and the anticipated benefits thereof.

When relying on forward-looking statements to make decisions, the REIT cautions readers not to place undue reliance on these statements, as forward-looking statements involve significant risks and uncertainties. Forward-looking statements should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or not the times at or by which such performance or results will be achieved. A number of factors could cause actual results to differ, possibly materially, from the results discussed in the forward-looking statements, including, but not limited to:

•	the REIT’s ability to execute its growth strategies;
•	the impact of changing conditions in the U.S. multifamily housing market;
•	increasing competition in the U.S. multifamily housing market;
•	the effect of fluctuations and cycles in the U.S. real estate market;
•	the marketability and value of the REIT’s portfolio;
•	changes in the attitudes, financial condition and demand of the REIT’s demographic market;
•	fluctuation in interest rates and volatility in financial markets;
•	developments and changes in applicable laws and regulations;
•	the impact of climate change;
•	the impact of inflation;
•	the impact of the economic environment; and
•	with respect to the Contribution Transaction and Direct Asset Sale Transaction (each as defined herein), the anticipated timing, closing and use of proceeds thereof.

If any risks or uncertainties with respect to the above materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. Although management has attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known or risk factors that management believes are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information.

Certain statements included in this MD&A are considered a “financial outlook” for purposes of applicable Canadian securities laws, and as such, the financial outlook may not be appropriate for purposes other than to understand management’s current expectations relating to the future growth of the REIT, as disclosed herein. These forward-looking statements have been approved by management to be made as at the date of this MD&A. Certain material factors, estimates or assumptions were applied in drawing a conclusion or making a forecast or projection as reflected in this MD&A and actual results could differ materially from such conclusions, forecasts or projections. There can be no assurance that actual results, performance or achievements will be consistent with these forward-looking statements. The forward-looking statements contained in this document are expressly qualified in their entirety by this cautionary statement. Except as expressly required by applicable Canadian securities law, the REIT assumes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2024

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

ACCOUNTING POLICIES

The REIT’s accounting policies are described in the consolidated financial statements for the year ended December 31, 2024. In applying these policies, in certain cases it is necessary to use estimates, which management determines using information available to the REIT at the time. Management reviews key estimates on a quarterly basis to determine their appropriateness and any change to these estimates is applied prospectively in compliance with IFRS. Significant estimates are made with respect to the fair value of investment properties.

On January 23, 2020, the IASB issued amendments to IAS 1 – Presentation of Financial Statements (the “2020 Amendments”), providing a more general approach to the classification of liabilities based on the contractual agreements in place at the reporting date. On October 31, 2022, the IASB issued Non-Current Liabilities with Covenants (the “2022 Amendments” and, together with the 2020 Amendments, the “IAS 1 Amendments”), to improve the information provided about long-term debt with covenants.

The IAS 1 Amendments affect only the presentation of liabilities in the statement of financial position and provide that for liabilities to be classified as non-current, the entity must have the right to defer settlement of the liability for at least 12 months after the reporting period. Further, the IAS 1 Amendments make clear that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability and that the settlement of a liability refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

The REIT adopted the IAS 1 Amendments beginning on January 1, 2024, when the amendments became effective, and has accordingly reclassified the Convertible Debentures and class B units (“Class B Units”) from non-current liabilities to current liabilities on a retrospective basis. Consistent with the requirements under IAS 1 and National Instrument 51-102, the REIT has presented a third statement of financial position as of January 1, 2023, to show the effect of the adoption of the amendments at the beginning of the preceding period. As a result of the adoption applied retrospectively, the REIT reclassified Class B Units of $240,711 and $267,826 as of December 31, 2023 and January 1, 2023, respectively, to current liabilities. The REIT also reclassified Convertible Debentures of $39,676 and $42,599 as of December 31, 2023 and January 1, 2023, respectively, to current liabilities.

NON-IFRS MEASURES

In this MD&A, the REIT uses certain non-IFRS financial measures, non-IFRS ratios and certain real estate industry supplementary financial measures to measure, compare and explain the operating results and financial performance of the REIT. These measures are commonly used by entities in the real estate industry as useful metrics for measuring performance and we believe that providing these performance measures on a supplemental basis is helpful to investors in assessing the overall financial performance of the REIT’s business. However, they do not have any standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other publicly traded entities. These measures should be considered as supplemental in nature and not as a substitute for related financial information prepared in accordance with IFRS. Because non-IFRS financial measures, non-IFRS ratios and supplementary financial measures do not have standardized meanings prescribed under IFRS, securities regulators require that such measures be clearly defined, identified, and reconciled to their nearest IFRS measure. The reconciliations of the non-IFRS financial measures and non-IFRS ratios used in this MD&A are provided under “Reconciliation of Non-IFRS Measures”.

Net Operating Income and NOI Margin

Net operating income (“NOI”) is defined as total revenue from properties (i.e. rental revenue and other property income) less direct property operating expenses and realty taxes accounted for in accordance with IFRS, except for adjustments related to IFRS Interpretations Committee – 21 Levies. NOI should not be construed as an alternative to net gain or loss determined in accordance with IFRS. The REIT’s method of calculating NOI may differ from other issuers’ methods and, accordingly, may not be comparable to NOI reported by other issuers.

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2024

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

The REIT regards NOI as an important measure of the income generated from the income producing properties and is used by the REIT in evaluating the performance of the REIT’s properties. It is also a key input in determining the value of the REIT’s properties.

“NOI Margin” is defined as NOI divided by total revenue, as a percentage. Management believes that NOI Margin is a meaningful supplementary measure of operating performance of the REIT’s income producing properties. NOI Margin is an important measure of the percentage of income generated from the income producing properties and is used by the REIT in evaluating the performance of the portfolio.

Same Community

“Same Community” results are used by management to evaluate performances of investment properties owned by the REIT during comparative periods. Same Community results are a meaningful measure of operating performance because it allows management to assess rent growth and leasing activity of its portfolio on a same property basis and the impact of capital investments. The REIT calculates Same Community results for revenue, NOI, NOI Margin and certain operating metrics.

Same Community results in this MD&A remove the results of the investment property, Aura 35Fifty, which was developed during 2024 and is considered non-stabilized during the comparative periods due to lease-up.

The results of the property excluded from Same Community results noted above comprise “Non-Same Community” results.

Funds from Operations and Adjusted Funds from Operations

In January 2022, the Real Property Association of Canada (“REALPAC”) published a white paper titled “White Paper on Funds from Operations & Adjusted Funds from Operations for IFRS”. The purpose of the white paper is to provide reporting issuers and investors with guidance on the definition of funds from operations (“FFO”) and adjusted funds from operations (“AFFO”) and to help promote more consistent disclosure from reporting issuers. The REIT’s method of calculating FFO and AFFO is substantially in accordance with REALPAC’s recommendations, but may differ from other issuers’ methods and, accordingly, may not be comparable to FFO and AFFO, respectively, reported by other issuers.

The REIT defines FFO as IFRS consolidated net income or loss adjusted for items such as unrealized changes in the estimated fair value of investment properties, the effect of changes in value of puttable instruments classified as financial liabilities, property taxes accounted for under IFRS Interpretations Committee 21 Levies, transaction costs expensed as a result of the purchase of a property being accounted for as a business combination, transaction costs expensed as a result of the issuance of Convertible Debentures, changes in the fair value of financial instruments which are economically effective hedges but do not qualify or were not designated for hedge accounting, losses on extinguishment of debt, operational revenue and expenses from right of use assets, transaction costs expensed as a result of property dispositions and restructuring costs. FFO should not be construed as an alternative to net loss or cash flows provided by or used in operating activities determined in accordance with IFRS. The REIT regards FFO as a key measure of operating performance.

The REIT defines AFFO as FFO adjusted for items such as actual maintenance capital expenditures incurred and straight-line rental revenue differences. AFFO should not be construed as an alternative to net loss or cash flows provided by or used in operating activities determined in accordance with IFRS. The REIT regards AFFO as a key measure of operating performance.

FFO per Unit and AFFO per Unit

“FFO per Unit” is defined as FFO divided by the weighted average Unit count for the period, which is representative of the combined REIT Units, holders of Class B Units and issued deferred units of the REIT granted to trustees (“Deferred Units”).

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2024

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

“AFFO per Unit” is defined as AFFO divided by the weighted average Unit count for the period, which is representative of the combined REIT Units, Class B Units and Deferred Units.

The REIT regards FFO per Unit and AFFO per Unit as an important measure to further evaluate the performance of FFO and AFFO on a per Unit basis in order to normalize for changes driven by unit issuances and therefore better compare the REIT’s performance period to period.

AFFO Payout Ratio

“AFFO Payout Ratio” is defined as total cash distributions of the REIT (including distributions on Class B Units) divided by AFFO. The REIT uses the AFFO Payout Ratio in assessing its distribution paying capacity.

Gross Book Value

“Gross Book Value” means the book value of the total assets of the REIT and its consolidated subsidiaries, as shown on its then most recent consolidated statement of financial position prepared in accordance with IFRS.

Debt to Gross Book Value Ratio

“Debt to Gross Book Value Ratio” is calculated by dividing debt, which consists of total loans and borrowings and Convertible Debentures, by Gross Book Value.

Liquidity

“Liquidity” is defined as (a) cash and cash equivalents (unrestricted), plus (b) borrowing capacity available under any existing credit facilities. This metric is a useful measure of the REIT’s cash resources and credit available under committed credit facilities.

Net Asset Value and Net Asset Value per Unit

Net Asset Value (“NAV”) is calculated as the sum of the value of Unitholders’ equity and Class B Units as of the balance sheet date. NAV is a useful measure of the overall value of the REIT’s investment properties (net of outstanding debt) as of a point in time and also serves as a measure to depict the overall value driven from the performance of the REIT’s assets.

“NAV per Unit” is calculated by dividing NAV by the number of Units, Class B Units and issued Deferred Units outstanding as of the balance sheet date. The REIT regards NAV per Unit as an important measure to further evaluate the performance of NAV in order to normalize for changes driven by unit issuances and therefore better compares the REIT’s overall value.

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2024

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

BUSINESS OVERVIEW

The REIT is an internally managed, unincorporated, open-ended real estate investment trust governed by the third amended and restated declaration of trust of the REIT dated May 11, 2022 (the “Declaration of Trust”), as it may be further amended and restated from time to time, and established under the laws of the Province of Ontario. A copy of the Declaration of Trust is available on SEDAR+ at www.sedarplus.ca and print copies are available upon request. The REIT has been formed for the purpose of acquiring and owning multifamily real estate properties.

The objectives of the REIT are to:

•	provide holders of Units (“Unitholders”) with an opportunity to invest in a portfolio of quality multifamily real estate properties located in attractive U.S. markets having employment and population growth as well as diverse economies including industry, government and education, with a particular focus on the Sunbelt region which is generally considered the southeastern and southwestern regions of the United States. The REIT currently operates in Texas, Oklahoma and Arkansas;
•	enhance the value of the REIT’s assets and maximize long-term Unit value through active internal asset and property management programs and procedures;
•	expand the asset base of the REIT and increase the REIT’s AFFO per Unit and NAV per Unit primarily through acquisitions in attractive growth markets, improvement of its properties using targeted capital expenditures; and
•	provide Unitholders with predictable, sustainable, growing and tax efficient cash distributions.

Prior to the closing of the IPO, ownership and profit interests in BSR were held by approximately 400 members (the “Legacy BSR Holders”). Upon closing of the IPO, and following certain pre-closing reorganization events involving BSR, a subsidiary of the REIT merged with and into BSR (the “Merger”), with BSR continuing as the surviving entity. As a result, the REIT holds all of the class A units of BSR (“Class A Units”) and the portfolio of properties are indirectly held by the REIT, through its indirect ownership of BSR. Class A Units are not economically equivalent to the Units in any regard and do not carry a voting right with respect to matters put before Unitholders of the REIT for a vote. In connection with the Merger, all of the issued and outstanding securities of BSR held by the Legacy BSR Holders were exchanged for 23,158,226 new Class B Units pursuant to a prescribed exchange formula taking into account the relative economic terms of the different classes of securities of BSR. The Class B Units are economically equivalent to Units and are redeemable by the holder thereof for cash or Units (on a one-for-one basis subject to customary anti-dilution adjustments), as determined by BSR in its sole discretion. However, Class B Units do not carry a voting right with respect to matters put before Unitholders of the REIT for vote. The Class B Units are non-voting as a result of tax considerations applicable to the cross-border REIT structure, and do not give the holders of Class B Units any enhanced economic or voting power at the REIT level relative to voting public Unitholders. Accordingly, the Class B Units do not create a traditional dual-class voting structure of the REIT.

Certain of the Legacy BSR Holders are members or affiliates of the Bailey family or are members or affiliates of the Hughes family (collectively, the “Bailey/Hughes Holders”), who together founded BSR. As of December 31, 2024, the Bailey/Hughes Holders together owned 16,079,276 Class B Units and 4,898,501 Units, together representing an approximate 39% ownership interest in the REIT (determined as if all Class B Units are redeemed for Units).

As of December 31, 2024, the REIT owned 32 multifamily garden-style residential properties consisting of 8,904 apartment units. 86% of the apartment units are located in Texas, 11% in Oklahoma and 3% in Arkansas. The investment guidelines of the REIT are outlined in the Declaration of Trust. As of December 31, 2024, the REIT was in compliance with all investment guidelines and operating policies stipulated in the Declaration of Trust.

On January 9, 2025, the REIT acquired Venue Craig Ranch, a 277-unit garden-style community in McKinney, TX (Dallas MSA) for a total contractual purchase price of $61.0 million. The REIT placed Venue Craig Ranch onto the Credit Facility as a borrowing base property and funded the transaction using the Credit Facility availability.

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2024

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

On February 27, 2025, the REIT announced that it had entered into agreements to sell an aggregate of nine properties, consisting of 2,701 apartment units, to AvalonBay Communities, Inc. (“AVB”) (NYSE: AVB) for a stated aggregate contractual purchase price of $618.5 million (collectively, the “Transaction”).

Under the Transaction, the REIT will sell three properties (Cielo I, Cielo II and Retreat at Wolf Ranch) comprising 857 apartment units located in Austin, TX to AVB for a contractual purchase price of $187.0 million in the aggregate, directly for cash consideration (the “Direct Asset Sale Transaction”). The Direct Asset Sale Transaction is expected to close on or around March 31, 2025.

Under a separate contribution transaction (the “Contribution Transaction”), the REIT will sell six properties (Auberry at Twin Creeks, Aura Benbrook, Lakeway Castle Hills, Satori Frisco, Vale Frisco and Wimberly) comprising 1,844 apartment units located in Dallas, TX to AVB for a stated aggregate contractual purchase price of $431.5 million in exchange for a mix of up to $220.0 million (expected $193.0 million) in cash consideration, a portion of which is to be used to extinguish all existing mortgage debt on the contributed properties and the remainder to be used for repayment of other indebtedness and general corporate purposes, and (ii) the exchange and cancellation of up to 15,000,000 (approximately 75%) of the Class B Units into equity of a newly formed “DownREIT” partnership entity of AVB. In connection with the Contribution Transaction, the contractual rights held by a subset of legacy holders of Class B Units, including consent rights over certain fundamental sale transactions, will be eliminated. Subject to the satisfaction of all conditions precedent, the Contribution Transaction is expected to close in the second quarter of 2025.

A termination fee of $7.5 million will be payable by the REIT to AVB in respect of a termination by the REIT for certain breaches or a failure to close by a specified date due to certain matters relating to the structure of the Contribution Transaction. A termination fee of $15.0 million will be payable by AVB to the REIT for certain breaches or if AVB terminates the agreement for any reason in its discretion.

The REIT also intends to retain approximately $109.0 million of secured mortgage debt with an interest rate of approximately 2.7% that currently encumbers properties under the Direct Asset Sale Transaction by substituting these with existing properties or potential future acquisitions.

For further information, please reference the REIT’s announcement of the Transaction on February 27, 2025. A copy of the agreement governing the Contribution Transaction will be available under the REIT’s profile on SEDAR+ at www.sedarplus.ca.

Based on the potential impact of the Transaction, the REIT is suspending the release of guidance for 2025. The REIT will revisit the release of 2025 guidance in a future period following the closing of the Transaction.

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2024

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

HIGHLIGHTS

Highlights1

•	Same Community revenue for the year ended December 31, 2024 (“FY 2024”) increased 0.4% over the year ended December 31, 2023 (“FY 2023”);
•	Same Community NOI for FY 2024 increased 1.3% compared to FY 2023;
•	Weighted average occupancy of 95.6% as of December 31, 2024, compared to 95.3% as of December 31, 2023;
•	FFO per Unit for FY 2024 of $0.96 increased 3.2% compared to FY 2023;
•	AFFO per Unit for FY 2024 of $0.88 increased 3.5% compared to FY 2023;
•	During FY 2024, the REIT’s AFFO payout ratio was 60.3% compared to 60.7% during FY 2023;
•	Debt to Gross Book Value was 46.5% as of December 31, 2024;
•	During FY 2024 and the three-month period ended December 31, 2024 (“Q4 2024”), the REIT retired $8.8 million and $4.5 million, respectively, of its debt with cash flows generated from operations;
•	In December 2024, the REIT extended $160.0 million of mortgage notes to December 11, 2026, with no other contractual changes as a result of the extension;
•	On November 1, 2024, the REIT entered into a new forward receive-variable based 1 Month USD-SOFR CME/pay fixed interest rate swap of $42.0 million at a fixed rate of 3.13% effective February 2, 2025 and maturing February 1, 2030, subject to the counterparty’s optional early termination date of February 2, 2026;
•	In December 2024, construction was completed on Aura 35Fifty, a 238-apartment unit community in the Austin, TX MSA; and
•	For the third year in a row, BSR was named one of the Best Places to Work in Multifamily, and Best Places to Work in Multifamily for Women at the Multifamily Innovations Awards held in December 2024.

Subsequent Highlight

•	On January 3, 2025, the REIT redeemed all issued and outstanding Convertible Debentures for $41.5 million, plus accrued and unpaid interest;
•	On January 9, 2025, the REIT acquired Venue Craig Ranch, a 277-apartment unit community in McKinney, TX (Dallas MSA) for a total contractual purchase price of $61.0 million; and
•	On February 20, 2025, the REIT announced the pending sale of nine stabilized properties for a contractual purchase of $618.5 million.

[1]	This section refers to certain non-IFRS measures including NAV per Unit, FFO per Unit, AFFO per Unit, Same Community, AFFO Payout Ratio and Debt to Gross Book Value. These measures are not recognized under IFRS and do not have standardized meanings prescribed by IFRS. For definitions, reconciliations and the basis of presentation of the REIT’s non-IFRS measures, refer to sections “Non-IFRS Measures” and “Reconciliation of Non-IFRS Measures”.

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2024

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

OUTLOOK

Acquisition Strategy

Management believes characteristics and trends in the REIT’s target markets in the United States multifamily sector suggest these markets are an attractive investment. These trends include, but are not limited to, (i) favourable supply and demand fundamentals driven by demographics and declining homeownership rates, (ii) compelling population, demographic and job growth characteristics, (iii) historically large multifamily transaction volume and external growth opportunities in the U.S., (iv) an absence of rent control policies, (v) regulatory frameworks that tend to be more landlord-friendly and (vi) the development of significant new product and repurposing of older product. Together, these factors suggest to the REIT’s management that U.S. multifamily assets, and in particular those located in the REIT’s key target markets, may experience stronger cash flow growth and property value appreciation.

Compared to other real estate sectors, the shorter lease durations of the multifamily sector can provide a natural hedge against inflation. The average BSR lease is 14 months. Unprecedented demand for housing in 2021 drove a wave of development resulting in an increase in new deliveries in the second half of 2023 and 2024. However, migration continues into the REIT’s primary markets, from the east and west coasts of the United States, and the new supply is anticipated to be absorbed in 2025. The pace of new development slowed as interest rates continued to rise in 2023, and the resulting slowdown in deliverables is expected to render additional rent growth in future periods.

Compared to other real estate sectors, the shorter lease durations of the multifamily sector can provide a natural hedge against inflation. Unprecedented demand for housing in 2021, coupled with favourable low cost of financing, drove a wave of development resulting in an increase in new deliveries in the second half of 2023 and 2024. However, migration continues into the REIT’s primary markets, from the east and west coasts of the United States, and the new supply is anticipated to be absorbed in the second half of 2025 and 2026. The pace of new development slowed as interest rates continued to rise in 2023, and the resulting slowdown in deliverables is expected to render additional rent growth in 2026 and 2027. Annual rent as a percentage of median household income in the United States is 35.3%. Annual rent as a percentage of median household income in the REIT’s core markets averages less than 25.0%.

As an established regional owner and operator of multifamily communities, the REIT expects to leverage its concentrated regional scale and internal management platform to make acquisitions primarily in the attractive markets within the Sunbelt region consistent with its proven acquisition strategy. The REIT’s internal management platform is highly scalable given the REIT’s ability to acquire properties while lowering general and administrative expenses as a percentage of the total assets. The REIT’s acquisitions to-date reflect its strategy of acquiring modern properties, clustered in target markets with above average population growth. These properties were either purchased at an attractive return or have potential for capital redevelopment or operating enhancements using the BSR platform. The REIT will continue to seek acquisition targets in high growth markets, such as certain markets in Texas. In addition, the REIT will continue to opportunistically review its portfolio with the goal of recycling capital to maximize total Unitholder returns, by selling non-core properties that no longer meet the long-term growth strategy and allowing the REIT to redeploy capital to properties in high growth markets where it can maximize the platform’s capabilities. The REIT’s current growth strategy includes acquiring more modern properties, clustered in target markets with above average population growth with a potential for higher rent.

Cielo Apartment Living – Austin, Texas

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2024

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

Current Portfolio

As of December 31, 2024, the REIT currently owns 32 multifamily garden-style residential properties consisting of 8,904 apartment units, located in Texas, Oklahoma and Arkansas. With a primary focus on resident experience, our properties include many modern features and amenities such as resort style swimming pools, splash pads, upscale clubhouses, modern fitness centers, dog parks, pet care centers, garages and covered parking, bicycle storage, cinemas, private work pods, conference rooms, business centers, community game rooms, and outdoor barbeque areas.

The following chart depicts the percentage of total NOI by Metropolitan Service Area (“MSA”) for the portfolio of properties within the REIT’s markets of Austin, Dallas, Houston, Oklahoma City and Little Rock.

Percentage of NOI by MSA for Q4 2024

In July 2022, the REIT entered into an agreement to jointly develop phase II of Aura 36Hundred in the Austin, Texas MSA. The construction of the 238-apartment unit development was completed in December 2024.

Volterra at Westlake – Houston, TX MSA

Venue Craig Ranch – Dallas, TX MSA

Aura Benbrook – Dallas, TX MSA

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2024

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

The weighted average monthly rent on in-place leases for the total portfolio has decreased 1.0% from $1,503 per apartment unit as of December 31, 2023, to $1,489 per apartment unit as of December 31, 2024. Rental rates are expected to increase again in the second half of 2025, as supply in our core markets is absorbed with minimal new product expected to be added over the next 24 months.

There continues to be strong investor demand for high-quality, well-located properties in the REIT’s operating regions of the country, causing capitalization rates to adjust slower than the higher interest rate environment. Management will continue to opportunistically acquire new communities when accretive to the REIT.

Alleia Long Meadow Farms – Houston, TX MSA

ENVIRONMENTAL, SOCIAL AND GOVERNANCE

At our core, BSR is focused on our company’s impact on our residents, employees, stakeholders and communities where we operate and serve. The mission of BSR is to provide an exceptional living experience for residents at a community they are proud to call home while creating value for our Unitholders through strength, profitability and growth. BSR conducts business with integrity and strives for the highest ethical standards by always treating partners, team members, residents and vendors with respect, honesty and fairness. We believe that any interaction with our company should be a genuinely positive experience, and we believe in leaving things better than we found them. This ideology has been integral to our success since the roots of the formation of BSR in 1956.

The REIT’s Environmental and Social Responsibility Policy outlines the REIT’s approach to environmental sustainability and social responsibility from a corporate governance perspective as well as the REIT’s commitments to embed these practices into its business model. Additionally, the REIT’s enhanced Diversity Policy (the “Diversity Policy”) reflects the REIT’s commitment toward adding additional members to the REIT’s board of trustees (the “Board”) and senior management team with diversity in business and other professional experience, gender, geography, age, race and ethnicity.

The following is an outline of the REIT’s ongoing efforts to summarize our organization’s impact:

Environmental

BSR is committed to operating in an environmentally responsible manner, and we continue to identify and implement innovative practices that promote sustainability and resilience.

•	BSR has upgraded 5,332 apartment units with smart home and energy management technology. This results in an energy reduction of up to 15-20% for our residents and around 50% savings for any vacant BSR apartment units under this program.

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2024

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

•	BSR invests in smart waste management across all properties to optimize dumpster capacity and identify contamination issues.
•	Utilities for 65% of BSR properties are sub-metered. On average, properties that are sub-metered are 38% more efficient than non-sub-metered properties.
•	BSR uses a third-party utility biller providing vacant apartment unit charge backs, energy consumption variance reporting, pre-acquisition energy audits and detection of water leaks.
•	BSR uses smart irrigation systems to conserve water usage through the analysis of weather data.
•	Air filters in BSR suites are changed and inspected on a quarterly basis.
•	When performing renovations, BSR uses low-flow toilets, LED lighting, high efficiency fixtures and Energy Star approved appliances.
•	BSR offers virtual signatures on leasing documents, paperless rent payments, and service requests.
•	Multiple BSR communities have electric vehicle charging stations for resident use.
•	When identifying properties to acquire, the REIT obtains a Phase I environmental report conducted by independent and experienced consultants prior to an acquisition, and if recommended, the REIT also obtains a Phase II environmental report.

Social

Residents

BSR is committed to providing healthy and safe living spaces as well as exceptional customer service to our residents.

•	J Turner Research publishes Online Reputation Assessment (ORA) scores between 1 and 100, measuring online review sentiment for all multifamily properties across the United States. BSR’s score consistently ranks in the Top 5 of publicly traded multifamily REITs. BSR placed second with an ORA score of 80.93 for 2023 while the national average ORA score of all U.S. multifamily properties was 63.96.
•	BSR provides its residents access to a credit builder program, which reports on-time rent payment history and paid-in-full status to TransUnion and Equifax to help residents build better credit scores.
•	To encourage resident health, wellness and quality of life, 100% of BSR’s apartment communities have on-site pools and fitness centers.
•	62% of BSR employees chose to live alongside our residents at our communities. This shows the level of pride BSR team members have in our product and also enhances the experience and service provided for all of our residents.

Employees

BSR is committed to maintaining a workplace culture that attracts, retains and rewards the best and brightest people.

•	BSR is committed to providing a diverse and inclusive workforce. We currently have 47% female and 53% male team members, approximately 65% of which are racially diverse.
•	For the third year in a row, BSR was named one of the Best Places to Work in Multifamily, and Best Places to Work in Multifamily for Women at the Multifamily Innovation Awards held in December 2024.
•	BSR performs a company-wide Team Member Satisfaction Survey every year, and the feedback is meticulously reviewed by our executive team. Results are shared throughout the organization, along with action items resulting from the feedback in the survey. A few key responses are highlighted below:

o	94% of our team members say BSR provides them the opportunity to excel in their position through professional development and in-house training.
o	91% of our team members are proud of BSR’s brand.
o	99% of our team members say BSR operates in a socially responsible manner.
o	96% of our team members say BSR’s work positively impacts people’s lives.
o	92% of our team members are satisfied with the workplace flexibility offered by BSR.
o	94% of our team members are satisfied with BSR’s investment in training and education.

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2024

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

o	91% of our team members are inspired to give their best effort at work each day.
o	87% of our team members are satisfied with BSR’s total benefits package.
o	88% of our team members are satisfied with the amount of paid leave offered by BSR

•	BSR provided $1.8 million of employee rent discounts at BSR communities in 2024.
•	BSR’s Career Succession Program provides a framework for employees to reach their career goals at BSR. In 2024, we promoted 20 team members internally.
•	Our comprehensive training program of over 1,000 courses offers many options for team members including on demand, virtual live instruction and in-person training. Many courses are available in both English and Spanish. Topics include fair housing and safety compliance, team member orientation, sales, management development, and virtual reality maintenance skills training. In 2024, BSR employees completed 3,198 courses.
•	BSR’s Team Member Appreciation Month is a special time to show appreciation to our team members for serving our residents well.
•	Our annual Celebration of Excellence Award Ceremony recognizes our on-site management teams and the corporate team with awards based on job performance. Our most recent Celebration of Excellence was held in February 2025 in Austin, Texas.
•	Each quarter, we celebrate team member achievements in our internal newsletter and intranet.
•	BSR team members have an opportunity to become “BSR Certified” which consists of completing orientation training and taking a certification exam with one of our area proctors. Certifications are available for the following positions: Community Manager, Assistant Community Manager, Leasing Specialist and Service Manager. Team members can pass a test on a variety of position related policies and procedures to show they have a working knowledge of their role.
•	BSR’s human resources’ department hosts in-person roadshows to each of our MSAs to objectively review BSR’s comprehensive benefits package with employees.
•	BSR has kept voluntary employee turnover below the industry average (27.5% in 2024 compared to the industry average of 34.8%). Further, the average tenure of our employees is four years.

Community

•	BSR formed the Home Away from Home Foundation in 2021. The non-profit initiative provides apartment homes for those needing to travel for extended medical treatment and requiring temporary housing as well as for individuals who need temporary housing due to natural disasters.
•	In 2024, BSR dedicated an apartment home in Little Rock, Arkansas to a family that lost their residence because of a catastrophic event.
•	In 2024, BSR has provided lodging at a BSR property for a family receiving long term medical treatment.
•	BSR maintains an active partnership with local colleges for yearly summer internship opportunities.
•	BSR team members are actively involved in community and non-profit volunteering resulting in the selection of employees in various watch lists like “40 Under 40” and “20 in their 20s”.

Governance

BSR is committed to good corporate governance to maximize shareholder value in a manner consistent with the highest standards of integrity.

•	The Board maintains oversight of the individual committees’ responsibilities and environmental, social and governance (“ESG”) matters as a whole, along with overall enterprise risk management.
•	Our executive management team maintains regular contact with a broad base of investors.
•	BSR maintains high quality IT infrastructure and active cybersecurity monitoring and protection initiatives.
•	BSR leadership and audit committee chair actively monitor our third-party anonymous whistleblower hotline.
•	Our Board survey is conducted every year, which is collectively discussed and reviewed to gauge completeness and effectiveness of corporate governance.

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2024

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

•	BSR maintains a code of business conduct and ethics, as well as a disclosure and confidential information policy.
•	BSR has a non-discrimination policy which protects residents and prospective residents from discrimination based on race, color, national origin, religion, sex, family status and disability as covered under the Fair Housing Act.
•	BSR maintains an employee handbook which is accessible by all team members.
•	BSR has a Diversity Policy that reflects our commitment toward adding additional members to the Board and senior management team with diversity in business and other professional experience, gender, geography, age, race and ethnicity. BSR’s Board has 29% female representation and 71% male representation.

BUSINESS PERFORMANCE MEASURES

The following table highlights certain key business performance measures as of December 31, 2024, compared to December 31, 2023.

	December 31, 2024	December 31, 2023
Number of investment properties	32	31
Total apartment units	8,904	8,666
Average monthly in-place leases - Same Community Properties	$1,488	$1,503
Weighted average ending occupancy rate	95.6%	95.3%
Retention rate	56.0%	52.7%
Weighted average contractual interest rate of all loans and borrowings
and convertible debentures [1]	3.9%	3.7%
Weighted average contractual interest rate of all loans and borrowings [1]	3.8%	3.7%
Weighted average contractual mortgage interest rate [1]	3.5%	3.5%
Convertible debentures term (in years) [2]	—	1.8
Weighted average debt term of all loans and borrowings (in years) [1]	2.9	3.7
Weighted average mortgage debt term (in years) [1]	3.7	4.4

1 Note that for year ended December 31, 2023, these items exclude the construction loan for the investment property which was under development at that time.

2 The REIT redeemed all issued and outstanding Convertible Debentures on January 3, 2025, prior to their maturity on September 30, 2025. Refer to sections “Liquidity and Capital Resources” and “Subsequent highlights” for additional information.

The following table highlights certain key business performance measures as of December 31, 2024, compared to December 31, 2023.

	December 31, 2024	December 31, 2023
Unitholders' equity	$657,596	$712,401
Debt to Gross Book Value *	46.5%	44.5%
NAV *	$901,308	$953,112
NAV per Unit *	$16.75	$17.71

*These measures are not recognized under IFRS and do not have standardized meanings prescribed by IFRS. For definitions, reconciliations and the basis of presentation of the REIT’s non-IFRS measures, refer to sections “Non-IFRS Measures” and “Reconciliation of Non-IFRS Measures”.

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2024

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

The following table highlights certain key financial performance measures of the REIT for the three months and year ended December 31, 2024, compared to the three months and year ended December 31, 2023:

	Three months ended December 31, 2024	Three months ended December 31, 2023	Change	Year ended December 31, 2024	Year ended December 31, 2023	Change
Revenue	$42,165	$42,096	$69	$168,670	$167,803	$867
Revenue, Same Community * Properties	$42,040	$42,096	$(56)	$168,528	$167,803	$725
Revenue, Non-Same Community * Properties	$125	$—	$125	$142	$—	$142
Net income (loss) and comprehensive income (loss)	$39,785	$(69,530)	$109,315	$(40,242)	$(210,870)	$170,628
NOI *	$21,736	$22,490	$(754)	$91,936	$91,066	$870
NOI *, Same Community * Properties	$21,895	$22,490	$(595)	$92,251	$91,066	$1,185
NOI *, Non-Same Community * Properties	$(159)	$—	$(159)	$(315)	$—	$(315)
NOI Margin *	51.5%	53.4%	-190bps	54.5%	54.3%	20bps
NOI Margin *, Same Community * Properties	52.1%	53.4%	-130bps	54.7%	54.3%	40bps
NOI Margin *, Non-Same Community * Properties	n/a	n/a	n/a	n/a	n/a	n/a
FFO *	$11,861	$13,262	$(1,401)	$51,743	$52,639	$(896)
FFO per Unit *	$0.22	$0.24	$(0.02)	$0.96	$0.93	$0.03
Maintenance capital expenditures	$(933)	$(818)	$(115)	$(4,114)	$(4,292)	$178
Straight line rental revenue differences	$(51)	$—	$(51)	$(46)	$68	$(114)
AFFO *	$10,877	$12,444	$(1,567)	$47,583	$48,415	$(832)
AFFO per Unit *	$0.20	$0.22	$(0.02)	$0.88	$0.85	$0.03
AFFO Payout Ratio *	68.9%	58.3%	1060bps	60.3%	60.7%	-40bps
Weighted average unit count	53,805,811	55,799,773	(1,993,962)	53,822,578	56,781,907	(2,959,329)

*These measures are not recognized under IFRS and do not have standardized meanings prescribed by IFRS. For definitions, reconciliations and the basis of presentation of the REIT’s non-IFRS measures, refer to sections “Non-IFRS Measures” and “Reconciliation of Non-IFRS Measures”.

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2024

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

Financial Summary for Q4 2024

Total portfolio revenue of $42.2 million for Q4 2024 increased 0.2% compared to $42.1 million for the three-month period ended December 31, 2023 (“Q4 2023”). Aura 35Fifty, the REIT’s only non-stabilized property, contributed $0.1 million to the increase, mostly offset by a decrease of $0.1 million in Same Community properties, described below.

Same Community revenue of $42.0 million for Q4 2024 decreased $0.1 million, or 0.1%, compared to $42.1 million for Q4 2023, primarily due to a decrease in average rent per unit, from $1,503 as of December 31, 2023 to $1,488 as of December 31, 2024, resulting in a decrease of $0.3 million, partially offset by a $0.2 million increase in other property income related to resident credit building services and utility reimbursements.

The net income (loss) and comprehensive income (loss) change between Q4 2024 and Q4 2023 is primarily due to non-cash adjustments to fair value of investment properties and derivatives and other financial liabilities from September 30, 2024 to December 31, 2024 and September 30, 2023 to December 31, 2023, respectively, and is not considered comparable period over period.

The 3.4% decrease in total portfolio NOI for Q4 2024 of $21.7 million compared to $22.5 million in Q4 2023 was the result of the decrease of $0.6 million in Same Community NOI described below as well as operating expenses, net of revenue, for Aura 35Fifty, which was in lease-up.

The 2.6% decrease in Same Community NOI for Q4 2024 of $21.9 million compared to $22.5 million in Q4 2023 was attributable to the decrease in revenue described above, as well as an increase in property tax expenses of $0.5 million due to higher tax refunds received in the comparative period.

FFO was $11.9 million, or $0.22 per Unit, for Q4 2024 compared to $13.3 million, or $0.24 per Unit, for Q4 2023. The decrease in FFO was the result of the decrease in total portfolio NOI described above, an increase of $0.5 million in general and administrative expenses related to the timing of the recognition of health insurance expense in Q4 2024 over Q4 2023 and $0.1 million in higher finance costs. FFO per Unit decreased compared to the prior period due to the items mentioned above, partially offset by the impact of the REIT’s repurchase and cancellation of 3.5 million Units under its normal course issuer bids in 2023.

AFFO was $10.9 million, or $0.20 per Unit for Q4 2024 compared to $12.4 million, or $0.22 per Unit for Q4 2023. The decrease in AFFO was primarily the result of the decrease in FFO discussed above, as well as a $0.1 million increase in maintenance capital expenditures. AFFO per Unit decreased compared to the prior period due to the items mentioned above, partially offset by the impact of the REIT’s repurchase and cancellation of 3.5 million Units under its normal course issuer bids in 2023.

Excluding short term leases, during Q4 2024 rental rates for new leases and renewals decreased 8.3% and increased 0.9%, respectively, for a blended decrease of 3.6%. For January and February 2025 rental rates for new leases and renewals decreased 8.0% and 0.3%, respectively, for a blended decrease of 3.6%. This blended decrease is expected to reverse in the second half of 2025 as new supply in our major markets continues to be effectively absorbed and minimal additional supply is anticipated over the next two years.

NAV was $901.3 million, or $16.75 per unit, as of December 31, 2024 compared to $953.1 million, or $17.71 per unit, as of December 31, 2023. The decrease is primarily due to the reduction in the fair value of investment property values, driven by capitalization rate expansion, subsequent to December 31, 2023.

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2024

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

Financial Summary for the year ended December 31, 2024

Total portfolio revenue of $168.7 million for FY 2024 increased 0.5% compared to $167.8 million for FY 2023. Same Community properties contributed $0.7 million, as described below, and the non-stabilized property contributed $0.1 million to the overall increase.

Same Community revenue of $168.5 million for FY 2024 increased $0.7 million, or 0.4%, compared to $167.8 million for FY 2023, primarily due to an increase of $0.6 million in other property income related to resident credit building services and utility reimbursements.

The net loss and comprehensive loss change between FY 2024 and FY 2023 is primarily due to non-cash adjustments to fair value of investment properties and derivatives and other financial liabilities from December 31, 2023 to December 31, 2024 and December 31, 2022 to December 31, 2023, respectively, and is not considered comparable period over period.

The 1.0% increase in total portfolio NOI for FY 2024 of $91.9 million compared to $91.1 million in FY 2023 was the result of the increase in Same Community NOI of $1.2 million, described below, partially offset by operating expenses, net of revenue, for the non-stabilized property, which was in lease-up.

The 1.3% increase in Same Community NOI for FY 2024 of $92.3 million compared to $91.1 million in FY 2023 was the result of the increase in revenue described above as well as a decrease in real estate tax expense of $0.7 million due to higher tax refunds and $0.1 million in lower property insurance expenses. These increases were partially offset by higher renting expenses of $0.4 million associated with the cost of new services to generate additional other income such as smart home technology and the resident credit building program.

FFO was $51.7 million, or $0.96 per Unit, for FY 2024 compared to $52.6 million, or $0.93 per Unit, for FY 2023. The decrease in FFO was primarily the result of $2.0 million in higher finance costs due to higher average interest rates and an increase in total loans and borrowing outstanding due to draws in 2023 to fund the REIT’s normal course issuer bid repurchases in 2023, partially offset by the increase in Same Community NOI described above. FFO per Unit increased as a result of the REIT’s repurchase and cancellation of 3.5 million Units under its normal course issuer bids in 2023.

AFFO was $47.6 million, or $0.88 per Unit, for FY 2024 compared to $48.4 million, or $0.85 per Unit, for FY 2023. The decrease in AFFO was primarily the result of the decrease in FFO discussed above, partially offset by a $0.2 million decrease in maintenance capital expenditures. AFFO per Unit increased as a result of the REIT’s repurchase and cancellation of 3.5 million Units under its normal course issuer bids in 2023.

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2024

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

The following table highlights key information about the properties as of December 31, 2024, organized by MSA for the full portfolio. The rental growth rates shown for Q4 2024 are calculated as the average percentage change over the prior lease for new or renewed leases during the quarter, excluding short term leases.

MSA	State	Number of Units	Avg Rent Per Unit as of December 31, 2024	Occupancy Rate as of December 31, 2024	Effective New Lease Rate Growth for Q4 2024	Effective Renewal Lease Rate Growth for Q4 2024	Effective Blended Lease Rate Growth for Q4 2024
Austin	Texas	1,936	$1,573	96.7%	-13.7%	-1.9%	-8.2%
Dallas	Texas	3,225	$1,595	95.5%	-8.5%	0.0%	-4.1%
Houston	Texas	2,236	$1,522	96.6%	-4.6%	3.3%	-0.6%
Little Rock	Arkansas	304	$1,110	91.8%	-4.4%	6.0%	2.5%
Oklahoma City	Oklahoma	965	$976	92.5%	-2.1%	3.3%	0.8%
Total Same Community		8,666	$1,488	95.6%	-8.3%	0.9%	-3.6%

The following table highlights key information about the properties as of December 31, 2024 and 2023, organized by MSA:

		December 31, 2024			December 31, 2023
MSA	State	Number of Units	Avg Rent Per Unit	Occupancy Rate	Number of Units	Avg Rent Per Unit	Occupancy Rate
Austin	Texas	1,936	$1,573	96.7%	1,936	$1,633	96.0%
Dallas	Texas	3,225	$1,595	95.5%	3,225	$1,619	94.7%
Houston	Texas	2,236	$1,522	96.6%	2,236	$1,509	95.7%
	Texas	7,397	$1,567	96.2%	7,397	$1,589	95.3%
Little Rock	Arkansas	304	$1,110	91.8%	304	$1,098	95.7%
Oklahoma City	Oklahoma	965	$976	92.5%	965	$964	95.0%
Total Same Community		8,666	$1,488	95.6%	8,666	$1,503	95.3%
Non-Same Community *		238	$1,745	n/a	—	—	n/a
Total Portfolio		8,904	$1,489	95.6%	8,666	$1,503	95.3%

*The figures for Number of Units, Average Rent Per Unit and Occupancy Rate for Non-Same Community are presented for properties owned as of December 31, 2024 and December 31, 2023, respectively, which excludes properties sold prior to that date as these properties were not owned as of the last day of the period. Additionally, the Occupancy Rate for Non-Same Community excludes the impact of properties considered to be non-stabilized, due to lease-up activities (consisting of 238 units as of December 31, 2024).

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2024

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

The following tables highlight key information about the properties for the three months ended December 31, 2024, compared to the three months ended December 31, 2023, organized by MSA:

		Three months ended December 31, 2024		Three months ended December 31, 2023		$ Change in	$ Change in	% Change in	% Change in
MSA	State	Revenue	NOI *	Revenue	NOI *	Revenue	NOI *	Revenue	NOI *
Austin	Texas	$10,130	$4,964	$10,335	$5,326	$(205)	$(362)	-2.0%	-6.8%
Dallas	Texas	$16,813	$9,100	$16,859	$9,102	$(46)	$(2)	-0.3%	0.0%
Houston	Texas	$10,988	$5,507	$10,802	$5,795	$186	$(288)	1.7%	-5.0%
	Texas	$37,931	$19,571	$37,996	$20,223	$(65)	$(652)	-0.2%	-3.2%
Little Rock	Arkansas	$1,061	$557	$1,069	$539	$(8)	$18	-0.7%	3.3%
Oklahoma City	Oklahoma	$3,048	$1,767	$3,031	$1,728	$17	$39	0.6%	2.3%
Total Same Community		$42,040	$21,895	$42,096	$22,490	$(56)	$(595)	-0.1%	-2.6%
Non-Same Community		$125	$(159)	$—	$—	$125	$(159)	n/a	n/a
Total Portfolio		$42,165	$21,736	$42,096	$22,490	$69	$(754)	0.2%	-3.4%

*These measures are not recognized under IFRS and do not have standardized meanings prescribed by IFRS. For definitions, reconciliations and the basis of presentation of the REIT’s non-IFRS measures, refer to sections “Non-IFRS Measures” and “Reconciliation of Non-IFRS Measures”.

The following tables highlight key information about the properties for the year ended December 31, 2024, compared to the year ended December 31, 2023, organized by MSA:

		Year ended December 31, 2024		Year ended December 31, 2023		$ Change in	$ Change in	% Change in	% Change in
MSA	State	Revenue	NOI *	Revenue	NOI *	Revenue	NOI *	Revenue	NOI *
Austin	Texas	$40,838	$22,287	$41,569	$21,697	$(731)	$590	-1.8%	2.7%
Dallas	Texas	$67,553	$37,705	$67,517	$37,600	$36	$105	0.1%	0.3%
Houston	Texas	$43,620	$22,846	$42,506	$22,500	$1,114	$346	2.6%	1.5%
	Texas	$152,011	$82,838	$151,592	$81,797	$419	$1,041	0.3%	1.3%
Little Rock	Arkansas	$4,286	$2,325	$4,213	$2,304	$73	$21	1.7%	0.9%
Oklahoma City	Oklahoma	$12,231	$7,088	$11,998	$6,965	$233	$123	1.9%	1.8%
Total Same Community		$168,528	$92,251	$167,803	$91,066	$725	$1,185	0.4%	1.3%
Non-Same Community		$142	$(315)	$—	$—	$142	$(315)	n/a	n/a
Total Portfolio		$168,670	$91,936	$167,803	$91,066	$867	$870	0.5%	1.0%

* These measures are not recognized under IFRS and do not have standardized meanings prescribed by IFRS. For definitions, reconciliations and the basis of presentation of the REIT’s non-IFRS measures, refer to sections “Non-IFRS Measures” and “Reconciliation of Non-IFRS Measures”.

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2024

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

SELECTED QUARTERLY FINANCIAL INFORMATION

	Three months ended December 31, 2024	Three months ended September 30, 2024	Three months ended June 30, 2024	Three months ended March 31, 2024	Three months ended December 31, 2023	Three months ended September 30, 2023	Three months ended June 30, 2023	Three months ended March 31, 2023
Revenue:
Rental revenue	$37,046	$37,130	$37,284	$37,122	$37,253	$37,124	$37,086	$36,967
Other property income	5,119	5,160	4,948	4,861	4,843	4,955	4,957	4,618
	42,165	42,290	42,232	41,983	42,096	42,079	42,043	41,585
Expenses (Income):
Property operating expenses	12,862	13,017	12,066	11,960	12,667	12,898	12,198	11,524
Real estate taxes	1,015	(314)	(2,267)	28,395	336	(1,327)	(945)	29,386
General and administrative expenses	2,445	2,340	2,503	2,507	1,939	2,446	2,595	2,544
Fair value adjustment to investment properties	16,069	(15,161)	30,683	38,718	70,987	111,080	71,805	16,526
Fair value adjustment to investment properties (IFRIC 21)	6,552	7,332	8,327	(22,211)	6,603	7,814	7,746	(22,163)
Finance costs from operations	10,593	11,305	11,425	11,576	10,953	10,570	10,320	9,941
Finance income from interest rate swaps and note receivable	(3,199)	(3,585)	(3,963)	(3,895)	(3,521)	(3,436)	(3,181)	(2,697)
Restructuring costs	—	—	—	—	263	—	—	—
Distributions on Class B Units	2,815	2,750	2,617	2,626	2,650	2,663	2,665	2,668
Depreciation of right-of-use asset	34	33	34	33	33	34	33	33
Fair value adjustment to derivatives and other financial liabilities	(45,958)	63,049	19,729	(26,153)	8,790	(20,913)	(15,107)	8,964
Fair value adjustment to unit-based compensation	(848)	775	283	(2)	(74)	(464)	(170)	997
	2,380	81,541	81,437	43,554	111,626	121,365	87,959	57,723
Net income (loss) and comprehensive income (loss)	$39,785	$(39,251)	$(39,205)	$(1,571)	$(69,530)	$(79,286)	$(45,916)	$(16,138)

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2024

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

	Three months ended December 31, 2024	Three months ended September 30, 2024	Three months ended June 30, 2024	Three months ended March 31, 2024	Three months ended December 31, 2023	Three months ended September 30, 2023	Three months ended June 30, 2023	Three months ended March 31, 2023
Net income (loss) and comprehensive income (loss)	$39,785	$(39,251)	$(39,205)	$(1,571)	$(69,530)	$(79,286)	$(45,916)	$(16,138)
Adjustments to arrive at FFO
Distributions on Class B Units	2,815	2,750	2,617	2,626	2,650	2,663	2,665	2,668
Fair value adjustment to investment properties	16,069	(15,161)	30,683	38,718	70,987	111,080	71,805	16,526
Fair value adjustment to investment properties (IFRIC 21)	6,552	7,332	8,327	(22,211)	6,603	7,814	7,746	(22,163)
Property tax liability adjustment, net (IFRIC 21)	(6,552)	(7,332)	(8,327)	22,211	(6,603)	(7,814)	(7,746)	22,163
Fair value adjustment to derivatives and other financial liabilities	(45,958)	63,049	19,729	(26,153)	8,790	(20,913)	(15,107)	8,964
Fair value adjustment to unit-based compensation	(848)	775	283	(2)	(74)	(464)	(170)	997
Restructuring costs	—	—	—	—	263	—	—	—
Loss on extinguishment of debt	—	—	—	—	176	—	—	—
Principal payments on lease liability	(36)	(36)	(35)	(34)	(33)	(33)	(33)	(31)
Depreciation of right-to-use asset	34	33	34	33	33	34	33	33
Funds from Operations ("FFO") *	$11,861	$12,159	$14,106	$13,617	$13,262	$13,081	$13,277	$13,019
FFO per Unit *	$0.22	$0.23	$0.26	$0.25	$0.24	$0.23	$0.23	$0.23
Adjustments to arrive at AFFO
Maintenance capital expenditures	(933)	(1,067)	(1,401)	(713)	(818)	(1,141)	(1,776)	(557)
Straight line rental revenue differences	(51)	13	8	(16)	—	(2)	25	45
Adjusted Funds from Operations ("AFFO") *	$10,877	$11,105	$12,713	$12,888	$12,444	$11,938	$11,526	$12,507
AFFO per Unit *	$0.20	$0.21	$0.24	$0.24	$0.22	$0.21	$0.20	$0.22
AFFO Payout Ratio *	68.9%	65.9%	54.5%	53.9%	58.3%	61.6%	63.9%	59.1%
Weighted average unit count	53,805,811	53,789,870	53,838,699	53,856,476	55,799,773	56,930,050	57,199,497	57,212,200
Distributions declared	$7,498	$7,316	$6,929	$6,946	$7,256	$7,349	$7,369	$7,394

*These measures are not recognized under IFRS and do not have standardized meanings prescribed by IFRS. For definitions, reconciliations and the basis of presentation of the REIT’s non-IFRS measures, refer to sections “Non-IFRS Measures” and “Reconciliation of Non-IFRS Measures”.

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2024

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

SELECTED ANNUAL FINANCIAL INFORMATION

The following table highlights selected annual financial information of the REIT as of and for the years ended December 31, 2024, December 31, 2023 and December 31, 2022. This information has been compiled from the consolidated financial statements and notes thereto as at and for the years ended December 31, 2024 and 2023 and prior public filings.

	December 31, 2024	December 31, 2023	December 31, 2022
Revenue	$168,670	$167,803	$158,518
Net (loss) income and comprehensive (loss) income	$(40,242)	$(210,870)	$227,230
Total assets	$1,782,583	$1,825,914	$2,063,275
Non-current liabilities	$737,935	$777,486	$724,888
Unitholders' equity	$657,596	$712,401	$975,749
NAV *	$901,308	$953,112	$1,243,575
NAV per Unit *	$16.75	$17.71	$21.75
FFO *	$51,743	$52,639	$48,068
FFO per Unit *	$0.96	$0.93	$0.86
AFFO *	$47,583	$48,415	$44,713
AFFO per Unit *	$0.88	$0.85	$0.80
Distributions declared	$28,686	$29,368	$29,170
Distributions per Unit	$0.54	$0.52	$0.52
REIT Units outstanding, as of period end date	33,422,714	33,141,180	36,309,281
Class B Units outstanding, as of period end date	20,091,704	20,278,928	20,554,586
Weighted average unit count, for the period presented	53,822,578	56,781,907	56,192,126

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2024

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

REVIEW OF SELECTED OPERATING INFORMATION

The following table highlights selected financial information of the REIT for the three months and year ended December 31, 2024, compared to the three months and year ended December 31, 2023. This information has been compiled from the consolidated financial statements and notes thereto for the periods then ended.

	Three months ended December 31, 2024	Three months ended December 31, 2023	Change	Year ended December 31, 2024	Year ended December 31, 2023	Change
Revenue:
Rental revenue	$37,046	$37,253	$(207)	$148,582	$148,430	$152
Other property income	5,119	4,843	276	20,088	19,373	715
	42,165	42,096	69	168,670	167,803	867
Expenses (Income):
Property operating expenses	12,862	12,667	195	49,905	49,287	618
Real estate taxes	1,015	336	679	26,829	27,450	(621)
General and administrative expenses	2,445	1,939	506	9,795	9,524	271
Fair value adjustment to investment properties	16,069	70,987	(54,918)	70,309	270,398	(200,089)
Fair value adjustment to investment properties (IFRIC 21)	6,552	6,603	(51)	—	—	—
Finance costs from operations	10,593	10,953	(360)	44,899	41,784	3,115
Finance income from interest rate swaps and note receivable	(3,199)	(3,521)	322	(14,642)	(12,835)	(1,807)
Restructuring costs	—	263	(263)	—	263	(263)
Distributions on Class B Units	2,815	2,650	165	10,808	10,646	162
Depreciation on right-of-use asset	34	33	1	134	133	1
Fair value adjustment to derivatives and other financial
liabilities	(45,958)	8,790	(54,748)	10,667	(18,266)	28,933
Fair value adjustment to unit-based compensation	(848)	(74)	(774)	208	289	(81)
	2,380	111,626	(109,246)	208,912	378,673	(169,761)
Net income (loss) and comprehensive income (loss)	$39,785	$(69,530)	$109,315	$(40,242)	$(210,870)	$170,628

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2024

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

Revenue

Rental revenue consists of all rental related income earned from the investment properties, including rent earned from residents under lease agreements. Other property income mainly comprises fees associated with moving in or out, such as application fees and cleaning fees, late rental payment fees, renters’ liability insurance, parking fees, utility charges and other fee income from residents under the terms of the lease arrangements.

	Three months ended December 31,	Three months ended December 31,
	2024	2023	Change	Change %
Rental revenue	$37,046	$37,253	$(207)	-0.6%
Other property income	5,119	4,843	276	5.7%
	$42,165	$42,096	$69	0.2%

Rental revenue for the three months ended December 31, 2024 as compared to the three months ended December 31, 2023 decreased $0.2 million, or 0.6%, primarily due to a decrease in average rental rates over the comparative period, partially offset by $0.1 million in rental revenue from the non-stabilized property.

Other property income for the three months ended December 31, 2024 compared to the three months ended December 31, 2023 increased $0.3 million, or 5.7% due to resident credit building services and utility reimbursements.

	Year ended December 31,	Year ended December 31,
	2024	2023	Change	Change %
Rental revenue	$148,582	$148,430	$152	0.1%
Other property income	20,088	19,373	715	3.7%
	$168,670	$167,803	$867	0.5%

Rental revenue for the year ended December 31, 2024 as compared to the year ended December 31, 2023 increased $0.2 million, or 0.1%, primarily due to a $0.1 million increase in rental revenue from the non-stabilized property as well as higher occupancy over the comparative period.

Other property income for the year ended December 31, 2024 compared to the year ended December 31, 2023 increased $0.7 million, or 3.7%, due to resident credit building services and utility reimbursements.

Property operating expenses

Property operating expenses are comprised mainly of payroll, rental, administrative, maintenance and insurance expenses, as well as other costs associated with the management of the investment properties.

	Three months ended December 31,	Three months ended December 31,
	2024	2023	Change	Change %
Property operating expenses	$12,862	$12,667	$195	1.5%

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2024

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

The higher property operating expenses for the three months ended December 31, 2024, as compared to the three months ended December 31, 2023, of $0.2 million, or 1.5%, is related primarily to $0.2 million of operating expenses on the non-stabilized property.

	Year ended December 31,	Year ended December 31,
	2024	2023	Change	Change %
Property operating expenses	$49,905	$49,287	$618	1.3%

The higher property operating expenses for the year ended December 31, 2024, as compared to the year ended December 31, 2023, of $0.6 million is related primarily to an increase in renting expenses of $0.4 million primarily related to new services to generate additional other income such as smart home technology and credit builder services as well as $0.2 million of operating expenses on the non-stabilized property.

Real estate taxes and fair value adjustment to investment properties (IFRIC 21)

Annual property taxes are recognized when the realty tax obligation is imposed and recorded as real estate taxes.

Fair value adjustment to investment properties (IFRIC 21) results from a pro rata property tax basis adjustment commonly included in property sales prices in the United States, as real estate taxes are recognized when the respective realty tax obligation is imposed for the year. The fair value adjustment to investment property (IFRIC 21) represents the difference between the presumed pro rata property tax basis adjustment over the period the obligation relates to and the recognition of the realty tax obligation when it is imposed. Effectively, the fair value adjustment to investment properties (IFRIC 21) levels the annual property tax obligation proportionally throughout the year, offsetting the real estate taxes line item which is recorded at a single point in time during the year. The respective real estate taxes and fair value adjustment to investment properties (IFRIC 21) line items can fluctuate period to period depending on the timing of when revised tax assessments are received and tax credits are realized.

While these line items are presented separately on the statement of net loss and comprehensive loss, they should be aggregated to practically explain the movement in property taxes for the REIT for the comparative periods, as shown below.

	Three months ended December 31,	Three months ended December 31,
	2024	2023	Change	Change %
Real estate taxes	$1,015	$336	$679	202.1%
Fair value adjustment to investment properties (IFRIC 21)	6,552	6,603	(51)	-0.8%
	$7,567	$6,939	$628	9.1%

The increase in combined real estate taxes and fair value adjustment to investment properties (IFRIC 21) for the three months ended December 31, 2024, as compared to the three months ended December 31, 2023, is primarily due to the timing of tax refunds recognized in the respective years. Tax refunds recognized for the three months ended December 31, 2023 were $0.5 million higher than the three months ended December 31, 2024, as refunds in 2024 were recognized earlier in the year. Additionally, real estate taxes decreased by $0.1 million due to a decrease in our current year tax assessments versus the previous year.

	Year ended December 31,	Year ended December 31,
	2024	2023	Change	Change %
Real estate taxes	$26,829	$27,450	$(621)	-2.3%

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2024

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

The decrease in real estate taxes for year ended December 31, 2024, as compared to the year ended December 31, 2023, is due to an increase of $0.6 million in tax refunds recognized in 2024 versus the comparative period.

General and administrative expenses

General and administrative expenses include payroll and benefits for certain REIT employees, professional fees, trustee fees, insurance and other administrative costs.

	Three months ended December 31,	Three months ended December 31,
	2024	2023	Change	Change %
General and administrative expenses	$2,445	$1,939	$506	26.1%

The increase in general and administrative expenses for the three months ended December 31, 2024, as compared to the three months ended December 31, 2023, is primarily related to the timing of the recognition of health insurance expense in 2024 versus 2023 along with a slight increase over the prior year.

	Year ended December 31,	Year ended December 31,
	2024	2023	Change	Change %
General and administrative expenses	$9,795	$9,524	$271	2.8%

The increase in general and administrative expenses for the year ended December 31, 2024, as compared to the year ended December 31, 2023, is primarily related to an increase in the cost of health insurance.

Fair value adjustment to investment properties

In accordance with IFRS, management has elected to use the fair value model to account for investment properties. Fair value adjustments were determined based on the movement of various parameters, including changes in NOI and capitalization rates.

For the three months ended December 31, 2024, overall investment properties decreased by $10.4 million as a result of a decrease in fair value of $16.1 million driven primarily by a net decrease in stabilized future cash flows and additions to investment properties in use of $5.6 million.

For the year ended December 31, 2024, overall investment properties decreased by $36.3 million as a result of a decrease in fair value of $70.3 million driven primarily by slight net expansion in the capitalization rates and a net reduction in stabilized future cash flows, offset by additions to investment properties in use of $34.0 million.

Further information can be found in the “Investment property portfolio” section below.

Finance costs from operations and finance income

Finance costs from operations consist of interest expense on loans and borrowings, amortization of deferred financing costs, amortization of issuance (premium) discounts, interest paid on hedging instruments which are recognized in profit or loss, interest expense on Convertible Debentures, loss on extinguishment of debt, transaction costs for the issuance of Convertible Debentures and distributions to tenant in common interests.

Finance income consists of interest income on interest rate swaps, interest rate swaptions, and interest income on a note receivable and other interest-bearing accounts.

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2024

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

While these line items are presented separately on the statement of net loss and comprehensive loss, they should be aggregated to practically explain the overall movement in net finance costs for the REIT for the comparative periods, as shown below.

	Three months ended December 31,	Three months ended December 31,
	2024	2023	Change	Change %
Finance costs from operations	$10,593	$10,953	$(360)	-3.3%
Finance income from interest rate swaps and note receivable	(3,199)	(3,521)	322	-9.1%
	$7,394	$7,432	$(38)	-0.5%

The decrease in finance costs from operations (net of finance income) for the three months ended December 31, 2024, as compared to the three months ended December 31, 2023, is primarily attributable to decreased finance costs related to additional paydowns on the Credit Facility during 2024.

	Year ended December 31,	Year ended December 31,
	2024	2023	Change	Change %
Finance costs from operations	$44,899	$41,784	$3,115	7.5%
Finance income from interest rate swaps and note receivable	(14,642)	(12,835)	(1,807)	14.1%
	$30,257	$28,949	$1,308	4.5%

The increase in finance costs from operations (net of finance income) for the year ended December 31, 2024, as compared to the year ended December 31, 2023, is primarily attributable to increased finance costs related to incremental draws on the Credit Facility to fund the repurchase and cancellation of Units under the 2023 NCIB (as defined herein) and 2023 ASPP (as defined herein) during 2023, as well as higher interest rates and total loans and borrowings outstanding versus the comparative period.

Distributions on Class B Units

Class B Units are designated as financial liabilities and are, in all material aspects, economically equivalent to the Units on a per unit basis.

	Three months ended December 31,	Three months ended December 31,
	2024	2023	Change	Change %
Distributions on Class B Units	$2,815	$2,650	$165	6.2%

Distributions on Class B Units for the three months ended December 31, 2024 compared to the three months ended December 31, 2023 increased $0.2 million due to an increase in the REIT’s monthly distribution (annualized $0.56 per Class B Unit).

	Year ended December 31,	Year ended December 31,
	2024	2023	Change	Change %
Distributions on Class B Units	$10,808	$10,646	$162	1.5%

Distributions on Class B Units for the year ended December 31, 2024 compared to the year ended December 31, 2023 increased $0.2 million due to an increase in the REIT’s monthly distribution as discussed above.

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2024

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

Fair value adjustment to derivatives and other financial liabilities

Fair value adjustments to derivatives and other financial liabilities consists of fair value adjustments recorded to Class B Units, interest rate swaps and swaptions, Convertible Debentures, prepayment embedded derivatives and Unit-based compensation.

Class B Units are measured at fair value with any changes in fair value recorded in profit or loss. The fair value adjustments of Class B Units are calculated using the Unit closing price as of the end of the reporting period. An increase in the Unit closing price over the period results in a fair value loss whereas a decrease in the Unit closing price over the period results in a fair value gain. The fair value adjustment results from the fair value of Class B Units as of the end of the period.

The REIT is subject to eight receive-variable / pay-fixed interest rate swap agreements based on various USD – Secured Overnight Financing Rate (“SOFR”) Chicago Mercantile Exchange (“CME”) terms. These instruments are used to manage interest rate exposure over their respective maturities. The valuation of these instruments was determined using discounted cash flow or mark-to-market analyses based on the contractual terms of the derivatives, including the period to maturity of each instrument, using observable market-based inputs, including interest rate curves and implied volatilities. Changes in fair value are recognized as a fair value adjustment to interest rate swaps and swaption in the consolidated financial statements.

Management considers whether a contract contains an embedded derivative at inception of the contract. Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at fair value through the statements of comprehensive income. Under IFRS 9, Financial Instruments: Recognition and Measurement, (“IFRS 9”) certain early redemption options that meet the definition of an embedded derivative are bifurcated from the financial liability and measured at fair value. The fair value of the prepayment embedded derivatives has been determined using a SOFR based interest rate swap options as a proxy.

	Three months ended December 31,	Three months ended December 31,
	2024	2023
Fair value adjustment to Class B Units - (gain)/loss	$(41,410)	$(1,764)
Fair value adjustment to Convertible Debentures - (gain)/loss	(1,149)	(835)
Fair value adjustment to interest rate swaps and swaptions - (gain)/loss	(4,789)	11,628
Fair value adjustment to other liabilities (gain)/loss	1,011	—
Fair value adjustment to prepayment embedded derivatives - (gain)/loss	379	(239)
Fair value adjustment to derivatives and other financial liabilities - (gain)/loss	$(45,958)	$8,790

For the three months ended December 31, 2024, the REIT recognized a fair value gain on Class B Units of $41.4 million as a result of a decrease in the Unit closing price from $14.19 per Unit as of September 30, 2024 to $12.13 per Unit as of December 31, 2024. For the three months ended December 31, 2023, the fair value gain of $1.8 million was a result of the decrease in the Unit closing price from $11.95 per Unit as of September 30, 2023 to $11.87 per Unit as of December 31, 2023.

For the three months ended December 31, 2024, the REIT recognized a fair value gain on Convertible Debentures of $1.1 million as a result of a decrease in the closing price of the REIT’s Convertible Debentures to $100.00 as of December 31, 2024 from $102.75 per Convertible Debenture as of September 30, 2024. For the three months ended December 31, 2023, the REIT recognized a fair value gain on Convertible Debentures of $0.8 million as a result of a decrease in the closing price of the REIT’s Convertible Debentures to $95.00 as of December 31, 2023 from $97.00 per Convertible Debentures as of September 30, 2023.

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2024

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

For the three months ended December 31, 2024, the REIT recognized a fair value gain on interest rate swaps and swaptions of $4.8 million due to current forecasted SOFR rates as of December 31, 2024 as compared to the contractual rates inherent in the swaps.

For the three months ended December 31, 2024, the REIT recognized a fair value loss on prepayment embedded derivatives of $0.4 million as a result of changes in the proxy SOFR based interest rate swap options as of December 31, 2024.

	Year ended December 31,	Year ended December 31,
	2024	2023
Fair value adjustment to Class B Units - (gain)/loss	$5,191	$(23,859)
Fair value adjustment to Convertible Debentures - (gain)/loss	2,088	(2,923)
Fair value adjustment to interest rate swaps and swaptions - (gain)/loss	2,181	8,235
Fair value adjustment to other liabilities (gain)/loss	1,011	—
Fair value adjustment to prepayment embedded derivatives - (gain)/loss	196	281
Fair value adjustment to derivatives and other financial liabilities - (gain)/loss	$10,667	$(18,266)

For the year ended December 31, 2024, the REIT recognized a fair value loss on Class B Units of $5.2 million as a result of an increase in the Unit closing price from $11.87 per Unit as of December 31, 2023 to $12.13 per Unit as of December 31, 2024. For the year ended December 31, 2023, the fair value gain of $23.9 million was a result of the decrease in the Unit closing price from $13.03 per Unit as of December 31, 2022 to $11.87 per Unit as of December 31, 2023.

For the year ended December 31, 2024, the REIT recognized a fair value loss on Convertible Debentures of $2.1 million as a result of an increase in the closing price of the REIT’s Convertible Debentures to $100.00 as of December 31, 2024 from $95.00 per Convertible Debenture as of December 31, 2023. For the year ended December 31, 2023, the REIT recognized a fair value gain on Convertible Debentures of $2.9 million as a result of a decrease in the closing price of the REIT’s Convertible Debentures to $95.00 as of December 31, 2023 from $102.00 per Convertible Debenture as of December 31, 2022.

For the year ended December 31, 2024, the REIT recognized a fair value loss on interest rate swaps and swaptions of $2.2 million due to the time lapsed during the comparative periods and current forecasted SOFR rates as of December 31, 2024 as compared to the contractual rates inherent in the swaps.

For the year ended December 31, 2024, the REIT recognized a fair value loss on prepayment embedded derivatives of $0.2 million as a result of changes in the proxy SOFR based interest rate swap options as of December 31, 2024.

Net income (loss) and comprehensive income (loss)

	Three months ended December 31,	Three months ended December 31,
	2024	2023	Change
Net income (loss) and comprehensive income (loss)	$39,785	$(69,530)	$109,315

Net income (loss) and comprehensive income (loss) for the three months ended December 31, 2024 compared to the net income (loss) and comprehensive income (loss) for the three months ended December 31, 2023 was higher by $109.3 million, primarily due to adjustments to fair value of investment properties and derivatives and other financial liabilities from September 30, 2024 to December 31, 2024 and September 30, 2023 to December 31, 2023, respectively, and is not considered comparable period over period.

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2024

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

	Year ended December 31,	Year ended December 31,
	2024	2023	Change
Net loss and comprehensive loss	$(40,242)	$(210,870)	$170,628

Net loss and comprehensive loss for the year ended December 31, 2024 compared to the net loss and comprehensive loss for the year ended December 31, 2023 was higher by $170.6 million, primarily due to adjustments to fair value of investment properties and derivatives and other financial liabilities from December 31, 2023 to December 31, 2024 and December 31, 2022 to December 31, 2023, respectively, and is not considered comparable period over period.

RECONCILIATION OF NON-IFRS MEASURES

FFO, FFO per Unit, AFFO, AFFO per Unit and AFFO Payout Ratio

Set out below is a reconciliation of unaudited FFO and AFFO for the periods presented:

	Three months ended December 31, 2024	Three months ended December 31, 2023	Year ended December 31, 2024	Year ended December 31, 2023
Net income (loss) and comprehensive income (loss)	$39,785	$(69,530)	$(40,242)	$(210,870)
Adjustments to arrive at FFO
Distributions on Class B Units	2,815	2,650	10,808	10,646
Fair value adjustment to investment properties	16,069	70,987	70,309	270,398
Fair value adjustment to investment properties (IFRIC 21)	6,552	6,603	—	—
Property tax liability adjustment, net (IFRIC 21)	(6,552)	(6,603)	—	—
Fair value adjustment to derivatives and other financial liabilities	(45,958)	8,790	10,667	(18,266)
Fair value adjustment to unit-based compensation	(848)	(74)	208	289
Restructuring costs	—	263	—	263
Loss on extinguishment of debt	—	176	—	176
Principal payments on lease liability	(36)	(33)	(141)	(130)
Depreciation of right-to-use asset	34	33	134	133
Funds from Operations ("FFO")	$11,861	$13,262	$51,743	$52,639
FFO per Unit	$0.22	$0.24	$0.96	$0.93
Adjustments to arrive at AFFO
Maintenance capital expenditures	(933)	(818)	(4,114)	(4,292)
Straight line rental revenue differences	(51)	—	(46)	68
Adjusted Funds from Operations ("AFFO")	$10,877	$12,444	$47,583	$48,415
AFFO per Unit	$0.20	$0.22	$0.88	$0.85
Distributions declared	$7,498	$7,256	$28,689	$29,368
AFFO Payout Ratio	68.9%	58.3%	60.3%	60.7%
Weighted average unit count	53,805,811	55,799,773	53,822,578	56,781,907

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2024

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

NOI and NOI Margin

Set out below is a reconciliation of the unaudited NOI and NOI margin for the periods presented:

	Three months ended December 31, 2024	Three months ended December 31, 2023	Year ended December 31, 2024	Year ended December 31, 2023
Total revenue	$42,165	$42,096	$168,670	$167,803
Property operating expenses	(12,862)	(12,667)	(49,905)	(49,287)
Real estate taxes	(1,015)	(336)	(26,829)	(27,450)
	28,288	29,093	91,936	91,066
Property tax liability adjustment (IFRIC 21)	(6,552)	(6,603)	—	—
Net Operating Income ("NOI")	$21,736	$22,490	$91,936	$91,066
NOI margin	51.5%	53.4%	54.5%	54.3%

NAV and NAV per Unit

Set out below is a reconciliation of the NAV and NAV per Unit as December 31, 2024 and December 31, 2023:

	December 31, 2024	December 31, 2023
Unitholders' equity	$657,596	$712,401
Class B Units	243,712	240,711
NAV	$901,308	$953,112
Unit count, as of the end of period	53,822,040	53,828,591
NAV per Unit	$16.75	$17.71

Debt to Gross Book Value

Set out below is a reconciliation of the Debt to Gross Book Value as of December 31, 2024 and December 31, 2023:

	December 31, 2024	December 31, 2023
Loans and borrowings (current portion)	$49,951	$1,842
Loans and borrowings (non-current portion)	737,572	771,409
Convertible debentures	41,764	39,676
Total loans and borrowings and convertible debentures ("Debt")	829,287	812,927
Gross Book Value	$1,782,583	$1,825,914
Debt to Gross Book Value	46.5%	44.5%

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2024

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2024, the capital structure of the REIT was as follows:

	December 31, 2024	December 31, 2023
Indebtedness
Loans and borrowings (current portion)	$49,951	$1,842
Loans and borrowings (non-current portion)	737,572	771,409
Convertible debentures	41,764	39,676
Class B Units	243,712	240,711
	1,072,999	1,053,638
Unitholders' equity
Unitholders' equity	657,596	712,401
Total capitalization	$1,730,595	$1,766,039

Liquidity and capital resources are used to fund capital investments in the investment properties, development and acquisition activities, servicing of debt obligations and distributions to Unitholders. The principal source of liquidity is NOI generated from property operations. For the year ended December 31, 2024, cash provided by operating activities was $79.4 million. Business operations are also financed using property-specific mortgages, credit facilities and equity financing.

As of December 31, 2024, the REIT had liquidity of $136.0 million, consisting of cash and cash equivalents of $8.7 million and $127.2 million available on the Credit Facility (defined below). The REIT can obtain additional liquidity through adding unencumbered properties to the borrowing base.

As of December 31, 2024, current liabilities of $387.1 million exceeded current assets of $29.5 million, resulting in a working capital deficit of $357.5 million, which includes Class B Units and the Convertible Debentures ($243.7 million and $41.8 million as of December 31, 2024, respectively). The Class B Units are economically equivalent to Units and are redeemable by the holder thereof for cash or Units (on a one-for-one basis subject to customary anti-dilution adjustments), as determined by BSR in its sole discretion. The Convertible Debentures are convertible into Units at the option of the holder.

On November 7, 2024, the REIT announced the issuance of a notice for the Redemption of the Convertible Debentures. The Convertible Debentures were redeemed in cash on January 3, 2025, in accordance with their terms, at a total redemption price equal to par value of US$1,000 plus accrued and unpaid interest of US$13.01 up to but excluding the Redemption Date per US$1,000 principal. The aggregate redemption payable by the REIT on the redemption date was $41.5 million plus accrued and unpaid interest of $0.5 million.

The REIT maintains a senior secured revolving credit facility provided by various U.S. chartered banks (the “Credit Facility”) with a maximum revolving credit availability of $500.0 million, of which $422.4 million was available as of December 31, 2024. The Credit Facility is secured by thirteen borrowing base properties. On June 9, 2023, the Credit Facility was extended by one year to September 30, 2026, with no other contractual changes as a result of the extension. The Credit Facility currently bears interest at SOFR at a selected term of daily, one-month, three-months or six months plus a contractual margin adjustment based on the duration selected (“Adjusted Term SOFR”), as defined in the Credit Facility, plus 1.45% to 1.90% based on meeting certain leverage ratios as defined in the Credit Facility. Alternatively, the REIT has the ability to borrow using the greatest of (i) lender prime rate, (ii) the Fed Funds rate plus 0.5%, or (iii) 1-month SOFR plus 1.0% (the “Base Rate”) loans plus a rate equal to 0.45% to 0.90%. As of December 31, 2024 and December 31, 2023, the balance outstanding on the Credit Facility was $295.2 million and $304.1 million, respectively, at a variable interest rate of 6.0% as of December 31, 2024 and 6.9% as of December 31, 2023.

In September 2023, the REIT extended $160.0 million of mortgage notes by one year to September 13, 2025, with no other related contractual changes. In December 2024, the REIT further extended the $160.0 million of mortgage notes to December 11, 2026, with no other related contractual changes.

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2024

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

Mortgage notes as of December 31, 2024 mature at various dates from 2025 through 2056. Outside of the regular principal amortization of existing loans and borrowings; balloon payments on property mortgages totalling $48.0 million come due in the next twelve months. As of December 31, 2024, the availability under the Credit Facility was sufficient to refinance the REIT’s mortgage debt maturing in the next twelve months, while also considering other refinancing options including new mortgages.

On January 9, 2025, the REIT placed Venue Craig Ranch onto the Credit Facility as a borrowing base property and funded the $61.0 million transaction using the Credit Facility availability, as discussed above.

On February 28, 2025, the REIT placed Aura 35Fifty onto the Credit Facility as a borrowing base property and refinanced the $38.7 million outstanding mortgage note using the Credit Facility availability.

The REIT has entered into eight receive-variable / pay-fixed interest rate swap agreements based on various USD – SOFR CME terms with an aggregate notional value of $553.0 million, which includes the REIT’s 3.13% $42.0 million notional value interest rate swap begins on February 3, 2025.

As of December 31, 2024, the interest rate swap structure of the REIT was as follows:

	Maturity date	Fixed rate	Forward swap effective date	Counterparty optional termination date	Notional amount	Carrying value and fair value
Interest rate swap agreements, as of
Raymond James	9/1/2025	5.07%	n/a	n/a	$1,010	$(13)
Bank of Montreal	8/31/2029	2.16%	n/a	7/3/2025	150,000	1,478
Bank of Montreal	7/27/2029	2.09%	n/a	7/3/2026	65,000	1,754
Bank of Montreal	7/1/2032	3.48%	n/a	1/2/2026	60,000	(324)
Bank of Montreal	4/26/2030	1.83%	n/a	6/10/2025	80,000	804
Bank of Montreal	7/1/2032	3.27%	n/a	1/2/2026	105,000	(39)
Bank of Montreal	7/1/2031	2.25%	n/a	2/1/2027	50,000	1,528
Bank of Montreal	2/1/2030	3.13%	2/3/2025	2/2/2026	42,000	142
					$553,010	$5,330

In July 2022, the REIT entered into a receive-variable based on 1 Month USD-SOFR CME/pay fixed interest rate swap on a notional value of $65.0 million at a fixed rate of 2.18%. The swap began on September 1, 2022, and matures on August 31, 2029, subject to the counterparty’s optional early termination date of July 3, 2024. On July 3, 2024, the 2.18% $65.0 million interest rate swap was terminated by the counterparty.

In May 2024, the REIT amended its 3.54% $60.0 million interest rate swap by extending the maturity and counterparty optional termination dates. The amended interest rate swap is a receive-variable based USD – SOFR CME / pay-fixed interest rate swap with a rate of 3.48% maturing on July 1, 2032, subject to the counterparty’s optional early termination date of January 2, 2026.

In June 2024, the REIT entered into a 90-day $150.0 million swaption at a cash premium received of $98, exercisable by the counterparty on September 14, 2024. If exercised, the underlying swap would be effective as of July 1, 2025 at a rate of 2.75%, maturing on July 1, 2031. The underlying swap is a receive variable One Month USD – SOFR CME / pay fixed interest rate swap. In September 2024, the swaption was not exercised by the counterparty and expired.

In June 2024, the REIT amended its 3.27% $65.0 million and 3.178% $40.0 million interest rate swaps by blending them into a receive-variable based USD – SOFR CME / pay-fixed interest rate swap with a notional value of $40.0 million (effective June 1, 2024) at a fixed rate of 3.274%, which increased to a notional value of $105.0 million on July 1, 2024. The interest rate swap matures on July 1, 2032, subject to the counterparty’s optional early termination date of January 2, 2026.

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2024

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

In September 2024, the REIT entered into a 90-day $150.0 million swaption at a cash premium received of $204, exercisable by the counterparty on December 20, 2024. If exercised, the underlying swap would be effective as of July 1, 2025 at a rate of 2.50%, maturing on July 1, 2031. The underlying swap is a receive variable One Month USD – SOFR CME / pay fixed interest rate swap. In December 2024, the swaption was not exercised by the counterparty and expired.

On November 1, 2024, the REIT entered into a receive-variable based USD – SOFR CME/pay-fixed interest rate swap on a notional value of $42.0 million at a fixed rate of 3.13%. The swap will be effective February 3, 2025 and matures February 1, 2030, subject to the counterparty’s optional early termination date of February 2, 2026.

The REIT funds capital expenditures with cash flows from operations and available borrowing capacity under existing credit facilities.

Subject to market conditions, the REIT may raise funding through equity financing. The REIT believes that its capital structure will provide it with financial flexibility to pursue future growth strategies. However, the REIT’s ability to fund operating expenses, capital expenditures and future debt service requirements will depend on, among other things, future operating performance, which will be affected by general economic, industry, financial and other factors, including the impact of factors beyond the REIT’s control. See “Risk Factors”.

CONTRACTUAL COMMITMENTS

The REIT seeks to maintain a combination of short, medium and long-term debt maturities that are appropriate for the overall debt level of its portfolio, considering the availability of financing and market conditions, and the financial characteristics of each investment property. As of December 31, 2024, the REIT’s mortgage debt and Credit Facility was 100% fixed or economically hedged to fixed rates.

Management administers a portion of its variable-rate loans and borrowings using interest rate swaps and swaptions that alter the REIT’s exposure to the impact of changing interest rates. See section “Fair value adjustments to derivatives and other financial liabilities” for more detail. The REIT expects to be able to meet all obligations as they become due using some or all of the following sources of liquidity: cash flow generated from property operations, property-specific mortgages, existing cash and cash equivalents on hand and available borrowing capacity under existing credit facilities.

The following table provides information on the carrying balance and the non-discounted contractual maturities of financial liabilities of the REIT with fixed repayment terms, including estimated interest payments:

	Carrying amount	Contractual cash flows	1 year	2 years	3 years	4 years	5 years	More than 5 years
Loans and borrowings	$787,523	$791,205	$49,951	$522,651	$870	$119,592	$27,834	$70,307
Interest payable	2,275	101,027	38,083	30,640	7,161	5,652	2,594	16,897
Interest rate swaps liability	376	376	13	—	—	—	—	363
Convertible debentures	41,764	41,764	41,764	—	—	—	—	—
Interest payable on convertible debentures	522	544	544	—	—	—	—	—
Lease liability	36	36	36	—	—	—	—	—
Capital improvements liability	1,178	1,178	1,178	—	—	—	—	—
Accounts payable and other liabilities	47,601	47,601	47,601	—	—	—	—	—
	$881,275	$983,731	$179,170	$553,291	$8,031	$125,244	$30,428	$87,567

UNITHOLDERS EQUITY AND DISTRIBUTIONS

On December 1, 2021, the REIT announced the filing of and receipt for a final short form base shelf prospectus (the “Shelf Prospectus”), valid until January 1, 2024, allowing the REIT to issue Units, debt securities, subscription receipts and warrants, at prices and on terms based on market conditions at the time of sale and set forth in an accompanying prospectus supplement, for an aggregate offering of up to $500.0 million.

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2024

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

On December 8, 2021, the REIT announced an at-the-market equity program (the "ATM Program") under the Shelf Prospectus and a prospectus supplement thereto that allows the REIT to issue up to $150.0 million of Units from treasury from time to time, at the REIT's discretion. The ATM Program was effective until the earlier of (i) the issuance and sale of all of the Units through the agents on the terms and conditions set forth in the Distribution Agreement, (ii) the Shelf Prospectus ceasing to be effective on January 1, 2024, and (iii) the termination of the Distribution Agreement. For the year ended December 31, 2024, no Units were issued using the ATM Program, and no Units were issued under the ATM Program since its effective date. The Shelf Prospectus and the ATM Program expired January 1, 2024.

On October 4, 2023, the REIT renewed its normal course issuer bid (the “2023 NCIB”) for the 12-month period through October 5, 2024, permitting the REIT to purchase for cancellation up to a maximum of 3,186,336 Units, or approximately 10% of the public float as of September 27, 2023, over the 12-month period commencing October 6, 2023. The REIT concurrently renewed the automatic securities purchase plan (the “2023 ASPP”). On October 5, 2024, the REIT’s 2023 NCIB expired. As of December 31, 2024, the REIT purchased and cancelled 3,137,895 Units under the 2023 NCIB and 2023 ASPP at an average price of $10.65 per Unit. The REIT suspended its 2023 ASPP in December 2023.

On November 7, 2024, the Toronto Stock Exchange (the “TSX”) accepted the REIT’s notice of intention to make a normal course issuer bid (the “2024 NCIB”) commencing on November 12, 2024 for up to a maximum of 2,856,430 of its issued and outstanding Units, or approximately 10% of the public float as of October 29, 2024, for cancellation over the 12-month period commencing November 12, 2024 through to November 11, 2025. The REIT did not purchase or cancel any Units under its renewed 2024 NCIB for the year ended December 31, 2024.

All Units purchased under the 2024 NCIB will be cancelled upon their purchase. The REIT intends to fund the purchases out of its available resources.

The REIT adopted a distribution policy pursuant to which the REIT makes cash distributions to Unitholders and, through BSR, holders of Class B Units (“Class B Unitholders”), on a monthly basis. Pursuant to this distribution policy, distributions are paid to Unitholders and Class B Unitholders of record at the close of business on the last business day of a month on or about the 15th day of the following month. Distributions must be approved by the Board and are subject to change depending on the general economic outlook and financial performance of the REIT. The REIT does not use net income in accordance with IFRS as the basis to establish the level of distributions as net income includes, among other items, non-cash fair value adjustments related to its property portfolio.

In February 2022, the Board approved a 4.0% increase to the cash distribution to $0.52 per Unit and Class B Unit on an annualized basis beginning with the February 2022 distribution, which was paid on March 15, 2022. In August 2024, the Board approved a 7.7% increase to the cash distribution to $0.56 per Unit and Class B Unit on an annualized basis beginning with the August 2024 distribution paid on September 16, 2024.

For the year ended December 31, 2024, the REIT announced total distributions of $0.54 per Unit, resulting in total distributions declared to Unitholders and Class B Unitholders of $28.7 million for the period ($29.4 million for the year ended December 31, 2023).

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2024

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

In accordance with National Policy 41-201 - Income Trusts and Other Indirect Offerings, the REIT provides the following additional disclosure relating to cash distributions:

	Year ended December 31,	Year ended December 31,
	2024	2023
Cash provided by operating activities	$79,380	$83,080
Less: Interest paid	(42,775)	(39,454)
Add: Interest received	14,231	12,426
	50,836	56,052
Less: Distributions paid to Unitholders	(17,752)	(18,733)
Less: Distributions paid to Class B Unitholders	(10,809)	(10,658)
Excess of cash provided by operating activities over distributions paid	$22,275	$26,661

While cash flows provided by operating activities are generally sufficient to cover distribution requirements, the timing of expenses and fluctuations in non-cash working capital may result in a temporary shortfall. In these cases, some portion of distributions may come from the REIT’s capital or financing sources other than cash provided by operating activities.

INVESTMENT PROPERTY PORTFOLIO

Investment properties include land and land improvements, building and building improvements, as well as furniture and equipment. Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are measured at fair value. Subsequent capital expenditures are added to the carrying value of the investment properties only when it is probable that future economic benefits will flow to the property and the cost can be measured reliably. Management evaluates financial performance of the investment property portfolio by analyzing the performance of the portfolio in a given period.

The investment property portfolio had 32 properties in use, as of December 31, 2024. A reconciliation of the carrying value for investment properties at the beginning and end of the period is set out below:

	Year ended December 31,	Year ended December 31,
	2024	2023
Investment properties in use, beginning of period	$1,742,974	$2,001,528
Additions to investment properties in use	11,370	13,331
Disposal of land due to eminent domain	—	(602)
Transfer of investment property under development to in use	62,615	—
Proceeds from insurance claim	—	(885)
Change in fair value of investment properties	(70,309)	(270,398)
Investment property in use, end of period	1,746,650	1,742,974

Investment property under development, beginning of period	39,987	19,567
Additions to investment property under development	22,628	20,420
Transfer of investment property under development to in use	(62,615)	—
Investment property under development, end of period	—	39,987

Investment properties, end of period	$1,746,650	$1,782,961

INVESTMENT PROPERTY VALUATION

The REIT uses an internal valuation process to value the investment properties as of December 31, 2024. The REIT engages third party appraisers to prepare valuations on a portion of the portfolio annually, such that the entire portfolio is appraised at least once every three years. As part of management’s internal valuation program, the REIT considers external valuations performed by independent national real estate valuation firms for a cross-section of properties that represent different geographical locations across the REIT’s portfolio and updates, as deemed necessary, the valuation models to reflect current market data.

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2024

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

The estimated fair value of each investment property was determined using the direct capitalization income method. The stabilized future cash flows are divided by an overall capitalization rate. The capitalization rates were derived in part from a combination of third-party information and the observation of industry trends (Level 3 inputs). Assumptions used to derive capitalization rates include property age, amenities, renovations, geographic region, capital expenditures assumptions and location.

For the year ended December 31, 2024, the decrease in fair value of investment properties of $70.3 million was primarily driven by slight net expansion in the capitalization rates in our primary markets as well as a net reduction in stabilized future cash flows.

A significant increase (decrease) in stabilized future cash flows in isolation would result in a significantly higher (lower) fair value. A significant increase (decrease) in capitalization rate estimates in isolation would result in significantly lower (higher) fair value.

The high, low, and overall weighted average capitalization rates are set out below:

	December 31, 2024	December 31, 2023
Capitalization rates
High	7.4%	6.7%
Low	4.6%	4.7%
Weighted average	5.2%	5.1%

CASH FLOWS

The REIT held cash and cash equivalents of $8.7 million as of December 31, 2024. The changes in cash flows for the year ended December 31, 2024 as compared to the year ended December 31, 2023 are as follows:

	Year ended December 31,	Year ended December 31,
	2024	2023
Cash provided by operating activities	$79,380	$83,080
Cash used in investing activities	(33,021)	(33,467)
Cash used in financing activities	(44,367)	(50,075)
Change in cash and cash equivalents during the period	$1,992	$(462)

Operating activities

Operating activities for the year ended December 31, 2024 generated a net cash inflow of $79.4 million. This cash flow from operating activities was largely driven by cash inflows from normal business operations (net income adjusted for non-cash items and financing activities).

Investing activities

Investing activities for the year ended December 31, 2024 generated a net cash outflow of $33.0 million. This was primarily driven by cash spent on additions of $36.3 million, partially offset by restricted cash withdrawals of $3.3 million.

Financing activities

Financing activities for the year ended December 31, 2024 generated a net cash outflow of $44.4 million. This was largely driven by principal payments of loans and borrowings of $108.8 million, interest paid of $42.8 million and distributions paid of $28.6 million, partially offset by $121.8 million in proceeds from the issuance of loans and borrowings and $14.2 million in interest received.

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2024

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

UNITS OUTSTANDING

The total number of Units, Class B Units and Deferred Units outstanding as of December 31, 2024 and December 31, 2023 are as follows:

	December 31, 2024	December 31, 2023
Units	33,422,714	33,141,180
Class B Units	20,091,704	20,278,928
Deferred Units	307,622	408,483
Total unit count outstanding	53,822,040	53,828,591
Weighted average unit count (three months ended)	53,805,811	55,799,773
Weighted average unit count (year ended)	53,822,578	56,781,907

Under the Declaration of Trust, the REIT is permitted to issue an unlimited number of Units.

Subject to certain limitations, the Class B Units are redeemable at the option of the holder and, therefore, are considered puttable instruments in accordance with International Accounting Standard 32 (“IAS 32”). Upon notice of redemption, BSR may redeem the Class B Units for cash or Units in its sole discretion. Therefore, the Class B Units meet the definition of a financial liability under IAS 32.

Deferred Units are issued to the Board and vest immediately upon grant.

The unit count includes the combined Units, Class B Units and issued Deferred Units, weighted based on the respective ownership dates during the periods.

Additionally, unvested Restricted Units (“RUs") and Performance Units (“PUs") issued to the REIT’s management as of December 31, 2024 totalled 74,851 RUs and 166,560 PUs, respectively.

As of December 31, 2024, the REIT’s Convertible Debentures are not considered to be dilutive to Unitholders; however, if it is determined that the Convertible Debentures would have a dilutive effect upon conversion at the holders' contractual conversion price, a diluted unit calculation will be included in the metrics presented herein.

TRANSACTIONS WITH RELATED PARTIES

The consolidated financial statements include the following related party transactions:

•	Distributions on Units of $2.6 million were declared to Bailey/Hughes holders during the year ended December 31, 2024 ($2.2 million during year ended December 31, 2023).

•	Distributions on Class B Units of $7.3 million were declared to key management personnel, primarily the Bailey/Hughes Holders, during the year ended December 31, 2024 ($7.1 million during the year ended December 31, 2023). Key management personnel of the REIT are those persons having the authority and responsibility for planning, directing and controlling the activities of the REIT directly or indirectly.

•	Compensation expenses include $4.4 million paid to key management personnel during the year ended December 31, 2024 ($4.6 million during the year ended December 31, 2023), which includes short-term employee compensation and benefits and unit-based compensation.

•	The REIT leases its Little Rock, Arkansas corporate headquarters from an irrevocable trust controlled by the family of the REIT’s President, Chief Executive Officer and Chief Investment Officer, Dan Oberste, and the former Executive Vice-Chair of the Board, John S. Bailey. The current lease term expires in March 2025.

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2024

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

Management makes estimates and assumptions concerning the future. The resulting accounting estimates may differ from actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying values of assets and liabilities within the next financial period are outlined below.

Investment properties

Investment properties consist of investment properties in use. Properties are determined to be investment properties when they are held either to earn rental income or for capital appreciation or for both, but not for sale in the ordinary course of business. Investment properties includes land and land improvements, building and building improvements, as well as furniture and equipment and certain intangibles, such as in-place leases, if any. Investment properties are measured initially at cost, including transaction costs, except for investment properties acquired in a business combination, where such costs are expensed as incurred. Subsequent to initial recognition, investment properties are measured at fair value.

Unrealized gains and losses arising from changes in the fair value of investment properties are included in profit or loss in the period in which they arise. Fair values are primarily determined internally by management using the direct capitalization income method. As part of management's internal valuation program, the REIT considers external valuations performed by independent national real estate valuation firms for a cross-section of properties that represent different geographical locations across the REIT's portfolio. On a quarterly basis, the valuation team reviews and updates, as deemed necessary, the valuation models to reflect current market data.

Subsequent capital expenditures are added to the carrying value of the investment properties only when it is probable that future economic benefits will flow to the property and the cost can be measured reliably. All repairs and maintenance costs are expensed as incurred.

The REIT uses an internal valuation process to value the investment properties as of December 31, 2024. The fair value of each investment property was determined using the direct capitalization income method. The stabilized future cash flows are divided by an overall capitalization rate. The capitalization rates were derived in part from a combination of third-party information and the observation of industry trends (Level 3 inputs). Assumptions used to derive capitalization rates include property age, amenities, renovations, geographic region and location.

As mentioned above, the REIT engages third party appraisers to prepare valuations on a portion of the portfolio annually, such that the entire portfolio is appraised at least once every three years.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

The REIT’s management maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete, accurate, reliable and timely. The disclosure controls and procedures are designed to provide reasonable assurance that (i) material information relating to the REIT is made known to management by others, particularly during the period in which the filings are being prepared, and (ii) information required to be disclosed in its various reports are recorded, processed, summarized and reported within the time frames specified in securities legislation. As of the end of the period covered by this MD&A, the Chief Executive Officer and the Interim Chief Financial Officer of BSR have reviewed and evaluated the REIT’s disclosure controls and procedures (as that term is defined in National Instrument 52-109 – Certification of Disclosures in Issuers’ Annual and Interim Filings (“NI 52-109”)) and, based upon that review and evaluation, concluded that those disclosure controls and procedures were effective and met the requirements thereof. Nevertheless, management recognizes that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance and not absolute assurance of achieving the desired control objectives.

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2024

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

NI 52-109 requires the Chief Executive Officer and Interim Chief Financial Officer to certify that they are responsible for establishing and maintaining internal control over financial reporting for the REIT and that those internal controls have been designed and are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Chief Executive Officer and Interim Chief Financial Officer are also responsible for disclosing any changes to the internal controls for the REIT that have materially affected, or are reasonably likely to materially affect, the REIT’s internal control over financial reporting.

Management, including the Chief Executive Officer and Interim Chief Financial Officer, does not expect that the disclosure controls or internal controls over financial reporting of the REIT will prevent or detect all errors and all fraud or will be effective under all potential future conditions. A control system is subject to inherent limitations and, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control systems objectives will be met.

Further, the design of a control system must reflect that there are resource constraints, and the benefits of controls must be considered relative to their costs. Inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of some persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. The design of any control system is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential conditions. Projections of any evaluations of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Chief Executive Officer and the Interim Chief Financial Officer have evaluated, or caused an evaluation under their direct supervision of, the design and effectiveness of disclosure controls and procedures and internal controls over financial reporting (as defined in NI 52-109) as of December 31, 2024. In making this assessment, the Chief Executive Officer and the Interim Chief Financial Officer used the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in Internal Control – Integrated Framework (2013). Based on this evaluation, the REIT has concluded that the design and operation of the REIT’s disclosure controls and procedures were effective as of December 31, 2024 in order to provide reasonable assurance that (i) material information relating to the REIT is made known to the Chief Executive Officer and the Interim Chief Financial Officer by others, particularly during the period in which the interim and annual filings are being prepared and (ii) information required to be disclosed by the REIT in its various reports filed or submitted under securities legislation is recorded, processed, summarized and reported within time periods specified in securities legislation; and that internal controls over financial reporting were appropriately designed and were operating effectively as of December 31, 2024 in accordance with the 2013 COSO framework as published by the Committee of Sponsoring Organizations of the Treadway Commission.

There have been no changes in the internal controls over financial reporting of the REIT during the period of this MD&A that have materially affected, or are reasonably likely to materially affect, the REIT’s internal controls over financial reporting.

FINANCIAL RISK MANAGEMENT

The REIT’s activities expose it to credit risk, market risk and liquidity risk. Risk management is carried out by the Interim Chief Financial Officer under policies approved by senior executive management. The REIT faces a variety of significant and diverse risks, many of which are inherent in the business conducted by the REIT, BSR and the residents of the properties. The disclosure in this MD&A is subject to the risk factors outlined below.

Liquidity risk is the risk that the REIT will encounter difficulty in meeting obligations associated with the maturity of financial obligations. The REIT’s liquidity is subject to macroeconomic, financial, competitive and other factors that are beyond the REIT’s control.

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2024

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

Liquidity risk is managed through cash flow forecasting. Management monitors forecasts of the REIT’s liquidity requirements to ensure it has sufficient cash to meet operational needs through maintaining sufficient cash and/or availability on the undrawn Credit Facility and the Line of Credit and ensuring that it meets its financial covenants related to debt agreements. Such forecasting involves a significant degree of judgment, takes into consideration current and projected macroeconomic conditions, the REIT's cash collection efforts, debt financing plans, and covenant compliance required under the terms of debt agreements. There is a risk that such liquidity forecasts may not be achieved and that currently available debt financing may no longer be available to the REIT at terms and conditions that are favorable to the REIT, or at all.

RISK FACTORS

The REIT faces a variety of significant and diverse risks, many of which are inherent in the business conducted by the REIT. The AIF contains a detailed summary of risk factors pertaining to the REIT and its business under the heading “Risk Factors”, which section is hereby incorporated herein by reference. The disclosures in this MD&A are subject to the risk factors outlined in the AIF. Other risks and uncertainties that the REIT does not presently consider to be material, or of which the REIT is not presently aware, may become important factors that affect the REIT’s future financial condition and results of operations. The occurrence of any of the risks discussed in the AIF could materially and adversely affect the business, prospects, financial condition, results of operations, cash flow or the ability of the REIT to make cash distributions to Unitholders and Class B Unitholders or the value of the Units.